SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

First Half 2014

Consolidated report

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

01

Financial review

On 5 May 2014, Portugal Telecom subscribed a share capital increase of Oi through the contribution in kind of the PT Assets, defined as its 100% interest in PT Portugal, which as of that date included all operational businesses of Portugal Telecom Group except for the subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A. and the investments in Oi, Contax and its controlling shareholders. As a result of the contribution to the Oi share capital increase on 5 May 2014:

•                  PT increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in Portugal Telecom and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi.

•                  The investment in Oi is classified in accordance with the provisions of IFRS 5 as from 5 May 2014 and accordingly measured at fair value based on the quote prices of Oi’s shares at the balance sheet date.

•                  As a result of all transactions that were necessary to implement in connection with the contribution of assets to Oi’s capital increase and the low historical carrying value of some of the assets in PT’s consolidated statement of financial position, Portugal Telecom recorded a gain of Euro 701 million that then was partially offset by the write off of certain tax assets, namely its tax losses carried forward recognized as an deferred tax assets at its 2013 balance sheet amounting to Euro 208 million as of 5 May 2014, following the discontinuing of the Portuguese operations that supported this tax loss.

•                  The earnings and losses of all businesses contributed to Oi’ share capital increase were presented as discontinued operations and accordingly the income statements for the 1H13 and 2Q13 were restated.

  | Consolidated Report | First Half 2014

Consolidated income statement

Euro million

		2Q13		1H13
	2Q14	Restated	1H14	Restated
Wages and salaries	3.3	2.7	6.5	6.0
Supplies and external services	3.4	0.9	4.4	1.8
Provisions	0.1	0.0	0.1	(0.8)
Indirect taxes	1.1	0.5	1.8	0.8
Other operating expenses	0.0	0.0	0.0	0.0
EBITDA	(8.0)	(4.1)	(12.8)	(7.8)
Depreciation	0.0	0.1	0.1	0.1
EBIT	(8.0)	(4.2)	(12.8)	(8.0)
Other costs (gains), net	(0.0)	(126.0)	(0.9)	(126.0)
Income (loss) before financial results and taxes	(7.9)	121.9	(11.9)	118.0
Net interest income	(3.7)	(4.7)	(10.5)	(8.1)
Losses in joint ventures	19.8	42.5	38.0	59.5
Net losses on financial assets and other investments	71.4	0.1	71.4	0.0
Net other financial losses	13.1	16.9	18.9	11.4
Income (loss) before income taxes	(108.6)	67.0	(129.8)	55.2
Income taxes	(3.2)	(1.9)	(4.5)	4.3
Net income (loss) from continuing operations	(105.4)	68.9	(125.3)	50.8
Net income from discontinued operations	469.4	201.6	484.1	259.4
Net income	363.9	270.5	358.8	310.3
Non-controlling interests	4.0	13.3	13.6	26.3
Net income attributable to controlling interests	360.0	257.3	345.2	284.0

Consolidated operating costs amounted to Euro 13 million in 1H14 and Euro 8 million in 1H13, reflecting higher third party expenses related to the ongoing business combination between Portugal Telecom and Oi and also higher indirect costs related to those expenses.

Net other gains of Euro 126 million in 1H13 include mainly a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability recognized.

Net interest income amounting to Euro 10 million in 1H14 and Euro 8 million in 1H13 relate mainly to term deposits held by Portugal Telecom and Bratel Brasil, as Portugal Telecom’s debt prior to the Oi share capital increase was transferred to Oi as part of PT Assets.

Losses in joint ventures correspond to Portugal Telecom’s share in the losses of joint ventures up to 5 May 2014, based on the equity method of accounting, since as from that date the investment in Oi is measured at fair value based on the share price of Oi’s shares with the related changes in fair value being included under the caption “Net losses on financial assets and other investments”. PT’s share in the losses of joint ventures decreased to Euro 38 million in 1H14 as compared to Euro 60 million in 1H13, reflecting mainly a capital gain recorded by Oi in the first quarter of 2014 relating to the disposal of mobile telecommunication towers, amounting to R$ 1,247 million (equivalent to approximately Euro 60 million corresponding to PT’s share, net of taxes), and lower interest expenses from Oi’s controlling shareholders, which in 2014 relate to only four months as compared to six months in 2013. These effects were partially offset by higher interest costs, higher net other financial expenses and lower revenues.

Net losses on financial assets and other investments in 1H14 correspond to the loss resulting from the reduction in the fair value of the investment in Oi between 5 May and 30 June 2014, since as from 5 May 2014 this investment is classified as held for distribution to owners and accordingly measured at fair value based on the quote price of Oi’s shares.

Net other financial losses reflect mainly certain bank commissions and other financial services, including in 2Q14 certain financial costs incurred in connection with the business combination between Portugal Telecom and Oi, namely financial taxes paid for the transfer of funds to Brasil.

Income taxes amounted to a gain of Euro 4 million in 1H14, corresponding basically to the tax effect on operating costs and other financial expenses net of interest income recorded in the period. The change compared to the same period of last year reflects mainly higher operating and net other financial costs.

Net income from discontinued operations in 1H14 includes primarily a gain recorded in connection with Oi’s share capital increase, totalling Euro 701 million, partially offset by the write-off of tax losses of Euro 208 million recorded on the same date due to the discontinuing of Portuguese businesses that supported the recognition of that deferred tax loss. Adjusting for these effects, discontinued operations reported a net loss of Euro 9 million in 1H14, as compared to a net income of Euro 259 million in 1H13 that reflects primarily the gain recorded in connection with the disposal of the equity investment in CTM in 2Q13 (Euro 310 million), partially offset by certain provisions and adjustments recorded in the same period to adjust the carrying value of certain assets to their corresponding recoverable amounts.

Net income attributable to non-controlling interests amounted to Euro 14 million in 1H14 and Euro 26 million in 1H13, reflecting mainly lower income from African businesses in 2014 up to 5 May, when these businesses were contributed to Oi’s share capital increase.

Net income increased to Euro 345 million in 1H14 as compared to Euro 284 million in 1H13, reflecting primarily (1) the gain recorded in connection with Oi’s share capital increase as described above, and (2) lower losses in joint ventures recorded through the equity method of accounting. These effects were partially offset by (1) the net income from discontinued operations in 1H13, amounting to Euro 259 million, which reflected mainly the gain recorded in connection with the disposal of the equity investment in CTM (Euro 310 million), (2) net other gains recorded in 2Q13 (Euro 126 million), related mainly to the settlement of contractual obligations resulting from the acquisition of Oi, and (3) the loss recorded in 2Q14 due to the reduction in the fair value of the investment in Oi as from 5 May (Euro 71 million).

Consolidated Statement of Financial Position

Euro million

	30 Jun 2014	31 Dec 2013
ASSETS
Cash and cash equivalents	109.7	1,659.0
Short-term investments	—	914.1
Accounts receivable	0.0	1,170.7
Non-current assets held for distribution to owners	2,231.5	—
Investments in joint ventures	—	2,408.2
Investments in associated companies	—	511.3
Goodwill	—	380.6
Intangible assets	—	717.7
Tangible assets	0.2	3,438.5
Deferred taxes	1.4	564.9
Other assets	6.6	255.4
Total assets	2,349.4	12,020.4
LIABILITIES
Gross debt	0.1	7,371.1
Accounts payable	2.1	587.7
Accrued expenses	19.8	534.7
Post retirement benefits	—	960.9
Deferred taxes	1.7	243.8
Provisions	26.9	91.1
Other liabilities	7.5	364.3
Total liabilities	58.2	10,153.6
Equity excluding non-controlling interests	2,291.2	1,641.3
Non-controlling interests	—	225.5
Total equity	2,291.2	1,866.8
Total liabilities and shareholders’ equity	2,349.4	12,020.4

The decrease in total assets and total liabilities reflect the assets and liabilities of the businesses that were contributed to Oi’ share capital on 5 May 2014, explaining the reduction across the majority of captions of the consolidated statement of financial position.

Non-current assets held for distribution to owners as at 30 June 2014 correspond to the fair value of the investment in Oi based on quote prices of Oi’s shares as of that date. The investment in Oi is classified in accordance with the provisons of IFRS 5 and accordingly measured at fair value based on the quote prices of Oi’s shares, since this fair value is lower than the previous carrying amount.

Shareholders’ equity excluding non-controlling interests amounted to Euro 2,291 million as at 30 June 2014, compared to Euro 1,641 million as at 31 December 2013, an increase of Euro 650 million reflecting (1) the net income generated in the period (Euro 345 million), (2) positive foreign currency translation adjustments of Euro 213 million, related mainly to the impact of the appreciation of the Brazilian Real against the Euro, and (3) the reversal of treasury shares related to 10% interest in Portugal Telecom held by Oi (Euro 159 million), following the remeasuring of this investment from the equity accounting to fair value. These effects were partially offset by dividends attributed to PT’s shareholders on 30 April 2014 (Euro 86 million) and paid on 30 May.

02

Business performance

The Business Combination

Following the memorandum of understanding disclosed to the market on October 2, 2013 (the “Memorandum of Understanding”), Portugal Telecom, Oi and the main shareholders of both companies announced their intention to implement a combination of the businesses of Portugal Telecom and Oi (the “Business Combination”) into a single listed company governed by the laws of Brazil, which has now been determined to be CorpCo.

The Business Combination transaction, as initially considered, involved three principal steps:

•                  A first step involving a share capital increase of Oi (the “Oi Capital Increase”), completed on May 5, 2014, with the issuance of common shares and preferred shares in a subscription offer totaling R$8,250 million in cash, including the proceeds resulting from the exercise of the greenshoe option, and the issuance of common shares and preferred shares to Portugal Telecom in exchange for Portugal Telecom’s transferring to Oi (i) all of Portugal Telecom’s operational assets, except for interests held directly or indirectly —through Bratel Brasil, SA (“Bratel Brasil”) and PTB2 SA (“PTB2”) - in Oi, Contax Participações, SA, and Bratel BV, and (ii) substantially all of Portugal Telecom’s liabilities at the time of transfer, which the valuation report valued at a net value (i.e. assets minus liabilities) of R$5,709.9 million. Concurrently with the Oi Capital Increase, Portugal Telecom subscribed, through its Brazilian subsidiaries, convertible debentures issued by companies within the chain of control of AG Telecom Participações SA (“AG Telecom”) and of LF Tel SA (“LF Tel”), and these companies subscribed convertible debentures of TmarPart. All of such debentures have been converted, and, as a result, PT acquired an additional stake in these companies within the chain of control of AG Telecom and LF Tel and, indirectly, in TmarPart and Oi;

•                  A second step involving a Brazilian law incorporation of shares (the “Merger of Shares”), pursuant to which, subject to the approval of holders of Oi and CorpCo common shares, all Oi shares, other than those held by CorpCo, would be exchanged for CorpCo common shares, with Oi thereby becoming a wholly-owned subsidiary of CorpCo.  At the same time, CorpCo would become listed on the Novo Mercado segment of the BM&FBOVESPA, SA — Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). Concurrently with the Merger of Shares, the control structure of CorpCo was expected to be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); and

•                  A third step involving the later merger through incorporation, under Portuguese and Brazilian law, of Portugal Telecom by and into CorpCo, with the latter being the surviving company (the “Merger”), and as a result of which the shareholders of Portugal Telecom would receive a total amount of shares of CorpCo equal to the amount of shares of that company held by Portugal Telecom immediately prior to the Merger. The shares of CorpCo, the entity resulting from the abovementioned transactions, would be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon regulated market (“Euronext Lisbon”), and on the New York Stock Exchange (“NYSE”).

The transaction was thus characterized as a friendly merger, and it was left to the management of both companies (which included certain members exercising management positions at both companies as a result of the cross-shareholdings between the companies) to implement such transactions, subject to approval by the shareholders at general meetings. With respect to PT, the first and third steps of the Business Combination were to be subject to the approval of PT’s shareholders at general meetings.

Oi Capital Increase

In the context of the Business Combination, the Oi Capital Increase has already taken place, whereby, as expected, part of the new shares issued by Oi were subscribed by Portugal Telecom through a contribution in kind corresponding to all of the shares of PT Portugal, SGPS, SA (“PT Portugal”), a company that held all the operational assets corresponding to the businesses of the companies of the Portugal Telecom group (“Portugal Telecom Group”) (with the exception of the interests held, directly or indirectly, in Oi, Contax Participações, SA, and Bratel BV) and the respective liabilities on the date of their contribution (“PT Assets”). The PT Assets were contributed based on the value set forth in a proposal of the Board of Directors of Oi to the general meeting of Oi’s shareholders based on a valuation report issued by an independent, specialized institution - Banco Santander (Brasil) SA, engaged by Oi for that purpose — in accordance with applicable Brazilian legislation, which valuation report was approved at the Oi general shareholders’ meeting held on March 27, 2014. For more information regarding the valuation methods and criteria used by Banco Santander (Brasil) SA for the issuance of the valuation report, see the copy attached as Annex 1 to the proposal of the PT Board of Directors to the general shareholders’ meeting held last March 27, and available at www.cmvm.pt.

As indicated above, given its importance, PT’s subscription to the Oi Capital Increase was subject to and approved by the shareholders of PT at a general shareholders’ meeting.

Upon completion of the Oi Capital Increase, Oi became a company with significant presence in the principal segments of the telecommunications markets in Portugal and Brazil, while at the same time holding the interests previously held by PT in Africa.

Given the strong complementarity and convergence of PT and Oi’s infrastructures, there is a significant potential for joint operation of their businesses, with the resulting development of products and services that are innovative and more far-reaching, as well as for the capture of operational and financial synergies.

On March 27, 2104, the general meeting of Oi’s shareholders approved the aforementioned valuation report and the contribution of the PT Assets to Oi, which assets were valued at R$5,709.9 million - corresponding to Euro 1,750 million, using the conversion rate from Reais to Euros on February 20, 2014 (that is, R$3.2628 per Euro), as set forth in the previous agreements - the amount for which the general shareholders’ meeting of Portugal Telecom, also held on March 27, approved the contribution of the PT Assets in the context of the Oi Capital Increase.

The Oi Capital Increase was completed on May 5, 2014, where Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi in exchange for the contribution of all of the shares of PT Portugal, owner of the PT Assets. As a result, Portugal Telecom currently owns, as its sole material asset, a direct and indirect interest of 39.7% of Oi’s share capital, including 39.0% of the voting share capital (excluding indirect interests through TmarPart, AG Telecom and LF Tel in Oi).

The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments, SA (“Rioforte”) - a company within GES - corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of Portugal Telecom — namely, PT Portugal and Portugal Telecom International Finance, BV (“PTIF”) — in the aggregate amount of Euro 897 million, as further detailed below (the “Rioforte Investments”).

On July 15, 2014, the Rioforte Investments held by the above mentioned subsidiaries in the amount of Euro 847 million matured. On July 17, the additional portion of Euro 50 million of the Rioforte Investments also matured.

Rioforte failed to repay the amounts due under the Rioforte Investments on their respective maturity dates, and on July 22 and 24, 2014, the additional grace periods during which the payment of the Rioforte Investments due on July 15 and 17, respectively, could have been made, also lapsed without the amounts due having been paid.

Shareholder agreements

Under the agreements relating to the Business Combination as currently in effect, if the second step of the Business Combination, which includes the Merger of Shares and the Corporate Reorganization, is not completed by December 31, 2014, the parties will no longer be bound to exercise their respective voting rights in the applicable companies in favor of approving all the steps for Corporate Reorganization and the Merger of Shares expected to occur during this second step, or of the Merger which was expected to occur during the third step of the Business Combination.

In this case, the shareholders’ agreements relating to TmarPart (the “TmarPart Shareholder Agreements”) entered into or amended on January 25, 2011, and on February 19, 2014, will remain in force, with the quorum requirements provided for in the agreements to be adjusted in consideration of the percentage interests held by BNDES Participações SA - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Petrobras de Seguridade Social - PETROS (“PETROS”), and Fundação dos Economiários Federais - FUNCEF (“FUNCEF”) on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective shareholder interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement (as defined below) or their related parties.

The TmarPart Shareholder Agreements included (a) a general shareholders’ agreement, entered into by all TmarPart shareholders - AG Telecom, LF Tel, Fundação Atlântico de Seguridade Social (“FATL”), Bratel Brasil, BNDESPAR, PREVI, PETROS, and FUNCEF - as parties, and by TmarPart and Portugal Telecom, as intervening parties (“Global Shareholders’ Agreement”) and (b) a separate shareholders’ agreement entered into only among AG Telecom, LF Tel, and FATL as parties, and TmarPart as intervening party (“Control Group Shareholders’ Agreement”).

The TmarPart Shareholder Agreements provide for the following relevant rights and obligations:

(1)                                 Global Shareholders’ Agreement

(i)                                     The initial term for the Global Shareholders Agreement expires on April 25, 2048, or on the expiration date of the last to expire of the concessions or authorizations held by TmarPart or any of its subsidiaries, whichever occurs last, subject to the agreement of the parties to the Global Shareholders’ Agreement. The Global Shareholders’ Agreement may be extended for successive periods of ten years with the consent of all the parties.

(ii)                                  The following provisions apply to the election of members of the board of directors and the executive officers, and the voting of their shares, in TmarPart and every TmarPart subsidiary that has net operating revenues equal to or in excess of R$ 100 million, which will be referred to as the “controlled subsidiaries”:

a.                                      The board of directors of TmarPart will consist of eleven effective members and an equal number of alternates;

b.                                      AG Telecom, LF Tel, and FATL will, together, have the right to designate a majority of the members of the board of directors of TmarPart, and of each of the controlled subsidiaries;

c.                                       Each increment of 7% of the voting share capital of TmarPart held by a party to the Global Shareholders’ Agreement will entitle such party to designate one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate;

d.                                      So long as Portugal Telecom holds at least 7% of the voting share capital of TmarPart, it will be entitled to designate two members of the board of directors of Oi, and the respective alternates, from among the directors and executive officers of Portugal Telecom;

e.                                       Each increment of 7% of the voting share capital of TmarPart held by BNDESPAR, PREVI, PETROS, and FUNCEF will entitle these entities to collectively designate (a) one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate; and (b) one effective member of the Oi board of directors and its respective alternate;

f.                                        TmarPart management will consist of four executive officers;

g.                                       AG Telecom, LF Tel, and FATL shall be entitled, together, to appoint the CEO of TmarPart and another member of TmarPart’s management;

h.                                      so long as they hold, together, at least 12% of the voting share capital of TmarPart, PREVI, PETROS, and FUNCEF will be entitled, together, to nominate a member of TmarPart management;

i.                                          So long as it holds at least 12% of the voting share capital of TmarPart, Portugal Telecom will be entitled to nominate a member of TmarPart management;

j.                                         AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will, together, elect the CEO for each of the controlled subsidiaries pursuant to the rules established in the Global Shareholders’ Agreement;

k.                                      BNDESPAR, PREVI, PETROS, and FUNCEF have the right, together, to designate a member of TmarPart’s fiscal board, and one for each of the controlled subsidiaries; and

l.                                          AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF, and PETROS will hold pre-meetings prior to shareholders’ and board of directors’ meetings of TmarPart and the controlled subsidiaries, and will exercise their voting rights in TmarPart and the controlled subsidiaries, and instruct their representatives on these boards of directors to vote in accordance with the decisions made at the pre-meetings. Such parties will not be entitled to exercise their voting rights, including for the interests held directly in Oi and in the other controlled subsidiaries, against matters already approved at a pre-meeting held pursuant to the Global Shareholders’ Agreement.

(iii)                               Under the Global Shareholders’ Agreement, each of the parties agreed:

a.                                      Not to enter into other shareholders’ agreements with respect to TmarPart shares, other than (i) the Global Shareholders’ Agreement, (ii) the Control Group Shareholders’ Agreement, (iii) the shareholders’ agreements entered into among Bratel Brasil, Andrade Gutierrez SA (“AGSA”) and Jereissati Telecom SA (“Jereissati Telecom”), and (iv) the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS;

b.                                      Not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, and the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS, without the consent of all the parties to the Global Shareholders’ Agreement;

c.                                       Not to grant any encumbrances on the shares held in TmarPart;

d.                                      To grant certain pre-emptive rights and tag-along rights to the other parties to the Global Shareholders’ Agreement in relation to any transfer of shares held in TmarPart;

e.                                       That the other parties to the Global Shareholders’ Agreement have the right to sell, and Portugal Telecom (via Bratel Brasil) has the obligation to buy, up to all of the other parties’ shares of TmarPart, in the event that Bratel Brasil acquires control of TmarPart;

f.                                        To offer its shares of TmarPart to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such party; and

g.                                       That the other shareholders have the right to acquire all TmarPart shares held by Bratel Brasil in the event of a change in the control of PT.

(2)                              Control Group Shareholders’ Agreement

(i)                                     The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and can be extended for successive ten-year terms with the consent of all the parties.

(ii)                                  Under the Control Group Shareholders’ Agreement, each of the parties agreed:

a.                                      To hold pre-meetings between themselves prior to the pre meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

b.                                      That any TmarPart common shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to the terms of this agreement; and

c.                                       If one of the parties to the Control Group Shareholders’ Agreement sells all or part of its common shares of TmarPart to any other party or a third party, the purchaser(s) and the seller, as applicable, will be considered one voting block for the purposes of exercising voting rights under the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement), and such voting block will hold pre-meetings to the pre-meetings of the parties to the Control Group Shareholders’ Agreement.

In addition to the TmarPart Shareholders’ Agreements, if the second step of the Business Combination between Portugal Telecom and Oi, which includes the Merger of Shares and the Corporate Reorganization, is not completed by December 31, 2014, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, which include the following shareholder agreements entered into by such parties on January 25, 2011, will remain in force: (i) the shareholders’ agreement entered into between Jereissati Telecom and Bratel Brasil in relation to EDSP75 Participações (“EDSP”), with EDSP, LF Tel, Pasa Participações (“PASA”), Andrade Gutierrez Telecomunicações Ltda. (which later merged with and into AGSA), AG Telecom and Portugal Telecom as intervening parties (the “EDSP Shareholders’ Agreement”), and (ii) the shareholders’ agreement entered into between AGSA and Bratel Brasil in relation to PASA, with PASA, AG Telecom and Portugal Telecom as intervening parties (the “PASA Shareholders’ Agreement”). The initial terms of these shareholder agreements also expire on April 25, 2048 but can be extended for successive ten-year periods with the consent of all the parties thereto.

These EDSP and PASA shareholder agreements are intended to coordinate PASA and EDSP’s corporate governance and to simplify the decision-making process among Jereissati Telecom, AGSA and Portugal Telecom as shareholders of TmarPart. Under these shareholders’ agreements, among other things:

•                  Pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement;

•                  The approval of certain issues is subject to a qualified majority vote of the shareholders, including:

•                  Approval of, and amendments to, the annual budget of PASA, EDSP, AG Telecom, and LF Tel, which are subject to a qualified majority of 83% of the votes;

•                  The entering by PASA, EDSP, AG Telecom, or LF Tel, into any financing agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, which are subject to a qualified majority of 90% of votes; and

•                  Any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by PASA, AG Telecom, or LF Tel, the approval of any decision subject to a qualified majority under the scope Global Shareholders’ Agreement (defined as a “material decision” according to the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other issues, which are subject to a unanimous vote of the shareholders.

•                  Rights of first offer are granted to the shareholders with respect to the transfer of shares issued by PASA and EDSP;

•                  Tag-along rights are granted in favor of Portugal Telecom, in the event of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as applicable; and

•                  A general restriction on the sale of shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as applicable, to competitors of Portugal Telecom.

If the Business Combination is not completed by December 31, 2014, any of the shareholders party to the PASA Shareholders’ Agreement or the EDSP Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, AGSA and Jereissati Telecom to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interests in those entities.

The implementation of the second step of the Business Combination, which includes the Corporate Reorganization and the Merger of Shares, requires a further pre-meeting of the shareholders of CorpCo to approve the accounting valuation reports required for the implementation of such transactions, among other matters.

03

Employees

As at 30 June 2014, PT’s employees were 27, which include 7 executive directors, 16 non-executive directors and 4 members of the Compensation Committee.

04

Main events

Events of the first half 2014

Shareholder remuneration

30. April.14 | PT’s shareholders approved at the Annual General Meeting held on 30 April 2014 the application of the 2013 net income of Euro 341,808,031, as follows:

•                  Payment to the Shareholders of the overall amount of Euro 89,651,250, corresponding to Euro 0.10 per share in respect of the total number of issued shares. The above mentioned amount of Euro 0.10 per share was paid to the Shareholders on 30 May 2014 (ex-dividend date: 27 May 2014; record date: 29 May 2014).

Debt

7. February.14 | PT announced that it had made available a consent solicitation memorandum regarding the solicitation of consents from the holders of its €400 million 6.25% per cent. Notes due 2016 issued under its Euro Medium Term Note programme and the €750 million 4.125% per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V.. The consent solicitation was made in connection with the transaction between PT and Oi that was announced on 2 October 2013.

3. March.14 | PT announced that it has obtained the consent from the holders of all the notes issued by Portugal Telecom International Finance B.V. (‘‘PTIF’’) under its Euro Medium Term Note (EMTN) programme.  PT has also obtained the consent from the holders of the Euro 750 million 4.125% per cent. Exchangeable Bonds due 2014 issued by PTIF.

18. March.14 | PT announced that it has obtained the consent from the holders of its €400 million 6.25% per cent. Notes due 2016 issued under its Euro Medium Term Note programme.

Business Combination

20. February.14 | PT and Oi announced the execution of definitive agreements relating to the combination of their businesses, that govern the steps necessary to implement the transaction that will culminate in the business combination of Portugal Telecom, Oi, Telemar Participações S.A. (“TmarPart”) and the Brazilian controlling shareholders of TmarPart, with a view to creating a single, integrated Brazilian listed company, CorpCo, which the Definitive Documents have determined to be TmarPart.

27. March.14 | PT announced that its shareholders, at the General Meeting, approved PT’s participation in Oi capital increase, through the contribution of assets representing all of the operating assets held by the Portugal Telecom

Group and the related liabilities, with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V., held directly or indirectly by PT.

28. March.14 | PT informed on the material fact disclosed by Oi on the suspension of the public offering, according to the company’s announcement.

31. March.14 | PT informed on the announcement made by Oi on the result of this company’s General Shareholders’ Meeting and the approval by the Brazilian National Telecommunications Agency of the corporate reorganisation which will allow the consolidation of the industrial alliance between Oi and PT.

3. April.14 | PT informed on the material fact disclosed by Oi on the revocation of the suspension of the public offering, according to the company’s announcement.

3. April.14 | PT informed on the material fact disclosed by Oion the maximum number of shares that may be issued in the primary offering of shares of Oi, according to the company’s announcement.

3. April.14 | PTinformed on the material fact disclosed by Oi on the recent interactions between Oi and the underwriters of the public offering, according to the company’s announcement.

29. April.14 | PT announced that the period for the subscription of shares under the share capital increase of Oi had ended.

5. May.14 | Following the announcement disclosed to the market on 29 April 2014, PT announced that on 5 May 2014 it had transferred to a securities account in the name of Oi, with the settlement of Oi’s share capital increase, all the shares it held representing PT Portugal, SGPS, S.A. (“PT Portugal”)’s share capital.

Additionally, pursuant to the agreements implementing the changes approved at the meeting held on 18 March 2014 by the holders of the €400,000,000 6.25 per cent Notes due 2016, issued by PT under its €7,500,000,000 Euro Medium Term Note Programme (“Notes”), as of 5 May 2014 PT Portugal became the issuer and principal obligor of such Notes.

Rioforte Investments

30. June.14 | PT provided some clarifications regarding the media reports relating to the financial investment in commercial paper of Rio Forte Investments SA (“Rioforte”), a company of Grupo Espírito Santo (“GES”).

PT subscribed, through its former subsidiaries PT International Finance BV and PT Portugal a total of Euro 897 million in commercial paper of Rioforte with an average annual remuneration of 3.6%. All treasury applications in commercial paper of Rioforte matured on 15 and 17 July 2014 (Euro 847 million and Euro 50 million, respectively).

Towers from mobile services operations

25. June.14 | PT informed on the material fact disclosed by Oi on the signing of a contract between Telemar Norte Leste S.A. and BRT Serviços de Internet S.A. with SBA Torres Brasil, Limitada, through which Telemar Norte Leste S.A. and BRT Serviços de Internet S.A.  committed to transfer shares representing 100% of the share capital of the controlled entity, owning 1,641 telecommunication towers from mobile services operations, and receiving in return a total amount of R$ 1,172,493,238.00.

MEO

27. January.14 | PT announced that all services rendered by TMN will be provided under the MEO brand with TMN having changed its designation to MEO - Serviços de Comunicações e Multimédia, S.A..

Subsequent events

Corporate bodies

1. July.14 | PT announced that Fernando Magalhães Portella and Otávio Marques de Azevedo resigned to the respective offices as non-executive member of PT’s Board of Directors.

30. July.14 | PT announced that Amílcar Carlos Ferreira de Morais Pires resigned from the respective office as non-executive member of PT’s Board of Directors.

4. August.14 | PT announced that Joaquim Aníbal Brito Freixial de Goes resigned from the respective office as non-executive member of PT’s Board of Directors.

7. August.14 | PT announced that Henrique Granadeiro, PT´s Chairman and CEO, informed the PT’s Board of Directors that, having conducted affairs to the point of being able to convene a fully informed Shareholder Assembly, he has tendered his resignation from all roles in PT’s Board of Directors.

Rioforte Investments

16. July.14 | PT and Oiannounced that they remain committed to the full completion of their business combination and have signed a new Memorandum of Understanding (“MOU”).

The MOU has been signed following the non-repayment by Rioforte, a company of GES, of the Euro 847 million matured portion of the outstanding Euro 897 million treasury applications (“Rioforte debt”) subscribed to by the PT group. The Rioforte debt is currently held in subsidiaries that were contributed to Oi on 5 May 2014 in the context of the business combination announced on 2 October 2013.

28 July.14 | PT and Oi announced that they have reached an agreement on the final terms of the key contracts following the MOU announced on 16 July 2014.

The execution of the definitive documentation is subject to the approval by the General Shareholders Meeting of PT and the Board of Directors of Oi. The documentation establishes that:

•                  PT will exchange (“Exchange”) with Oi the Euro 897 million treasury applications in Rio Forte Investments SA (“Rioforte debt”) for 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

•                  PT will be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which will be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call on the Oi Call Shares will become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that PT has the right to call will be reduced by 10% at the end of the 1st year and by 18% per year thereafter;

•                  Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

•                  PT can only acquire Oi or CorpCo shares through the exercise of the Call;

•                  The Call would be cancelled should (i) PT’s bylaws be voluntarily amended to remove the 10% voting limitation, (ii) PT act as a competitor to Oi, or (iii) PT breach certain obligations under the definitive documentation, and

•                  The contracts will be executed as soon as all corporate approvals have been obtained and the Exchange is subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed on or before March 2015.

The terms of the agreements to be submitted by the Board to the General Shareholders Meeting until 21 days before the Meeting will also include an agreed alternative structure to the incorporation of PT into CorpCo as previously announced aimed at achieving the following objectives:

•                  Allow for the merger of Oi and CorpCo and migration to the Novo Mercado to be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisboa and NYSE;

•                  Subject to shareholder approval at a General Shareholders Meeting to be specifically convened for such purpose, PT shareholders will receive all shares of CorpCo held by PT, corresponding to the ownership interest in CorpCo of 25.6%, adjusted for the treasury shares resulting from the execution of the Exchange, and prior to any exercise of the Call, and

•                  PT to remain listed with the interest in the Rioforte debt and the Call as its only material asset.

13. August.14 | PT disclosed the proposal and information statement relating to the single item on agenda (to deliberate, under the proposal of the Board of Directors, on the terms of the agreements to be executed between PT and Oi within the business combination of these two companies) for the Shareholders General Meeting to be held on 8 September 2014.

Below is a summary of some of the information contained in the information statement disclosed on 13 August 2014:

Agreement on the terms for proceeding with the Business Combination

On July 28, 2014, PT and Oi defined the terms of the principal definitive agreements (the “Definitive Agreements”) that, subject to the approval by the General Shareholders’ Meeting of PT of the execution of the agreements to be entered into with Oi for proceeding with the implementation of the Business Combination with the necessary adjustments, and subject to the approval of the board of directors of Oi, will be entered into between, on the one hand, PT, and on the other hand, Portugal Telecom International Finance B.V. and PT Portugal, SGPS, S.A. (collectively, the “Oi Subsidiaries”), as well as with Oi and CorpCo, and the purpose of which is to establish the terms and conditions pursuant to which the transactions agreed upon between Oi and PT for proceeding with the second step of the Business Combination, including the Merger of Shares and the Corporate Reorganization, may be enacted, as described above. The Definitive Agreements are governed by Brazilian law.

The Definitive Agreements provide for (i) an exchange pursuant to which PT will acquire the Rioforte Investments from the Oi Subsidiaries, and in exchange, PT will transfer to the Oi Subsidiaries common and preferred shares issued by Oi (or by CorpCo, if the exchange is implemented after the Merger of Shares); and (ii) the Oi Subsidiaries will grant PT a call option to acquire Oi shares.

Given that the transactions described above involve Oi shares that will be treasury shares, the consummation of the Exchange (as defined below) and the subsequent effectiveness of the Call Option (as defined below) are subject to approval by the Brazilian Securities Commission (Comissão dos Valores Mobiliários or “CVM”) of (a) the receipt of the Exchange Shares by the Oi Subsidiaries; (b) the maintenance of Oi treasury shares (and, after the Merger of Shares, of CorpCo shares) in an amount equivalent to the maximum number of Exchange Shares (as defined below); and (c) the grant of a call option by the Oi Subsidiaries to PT for an amount equivalent to the maximum number of Exchange Shares. If CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective in accordance with the terms set forth in the Definitive Agreements.

Principal terms of the Exchange Agreement and Other Covenants (“Exchange Agreement”)

The Oi Subsidiaries and PT will effect an exchange whereby PT will transfer to the Oi Subsidiaries 474,348,720 common shares and 948,697,440 preferred shares of Oi, it being specified that both classes of shares are listed (“Exchange Shares”), and the Oi Subsidiaries will, in exchange, deliver the Rioforte Investments to PT (“Exchange”). If the Exchange takes place only after the Merger of Shares, PT will deliver 1,348,193,932 common shares of CorpCo (which will also be listed) to the Oi Subsidiaries. The Rioforte Investments we will acquire under the Definitive Agreements to be considered by the General Shareholders’ Meeting may ultimately have no value.

The consummation of the Exchange, with the transfer of the Exchange Shares to the Oi Subsidiaries and of the Rioforte Investments to PT must be completed within 3 (three) business days after the date of CVM approval.

The Exchange Agreement further provides that once the Exchange will have been consummated, Oi, CorpCo and the Oi Subsidiaries will grant PT and its directors a release in relation to the subscription for or acquisition of the treasury applications in the Rioforte Investments and their later contribution to the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against PT with respect to third-party claims) by virtue of the Rioforte Investments and their contribution in the context of the Oi Capital Increase or any omissions or incomplete information related specifically to the Rioforte Investments, their situation and the risks involved.

Principal terms of the Call Option Agreement and Other Covenants (“Call Option Agreement”)

Pursuant to the Call Option Agreement, the Oi Subsidiaries will grant to PT a non-transferable, American type call option (the “Call Option”) to acquire 474,348,720 common shares and 948,697,440 preferred shares of Oi (or 1,348,193,932 common shares of CorpCo, after the Merger of Shares) (the “Call Option Shares”).

PT may exercise the Call Option, in whole or in part, at any time, during a period of six years, as from the date of the consummation of the Exchange. The original number of Call Option Shares that PT is entitled to purchase pursuant to the Call Option will be reduced by 10% upon the first anniversary of the effective date of the Call Option and by 18% on each successive anniversary.

The Call Option exercise price will be R$1.8529 per preferred share and R$2.0104 per common share issued by Oi (and, if applicable, R$2.0104 per common share issued by CorpCo), in each case adjusted by the Brazilian CDI rate plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange and through the date of effective payment of the price of exercise, in full or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Call Option Shares.

If PT Portugal, SGPS, S.A., Portugal Telecom International Finance B.V., and/or any subsidiary of Oi does not hold, in treasury, a sufficient number of Call Option Shares to deliver to PT, the Call Option may be settled by payment in cash by the Oi Subsidiaries to PT of the amount corresponding to the difference between the market price for the Call Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to these shares.

So long as the Call Option is in effect, PT will be precluded from acquiring Oi shares or CorpCo shares, directly or indirectly, other than through the exercise of the Call Option. PT may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees without Oi’s consent. If PT issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or CorpCo, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Call Option Shares.

Oi may terminate the Call Option if (i) the bylaws of PT are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of PT; (ii) PT begins to compete with Oi; or (iii) PT breaches certain obligations under the Call Option Agreement.

The Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Other information related to the operation, corporate approvals, and the Business Combination

The terms and conditions of the Definitive Agreements were approved on July 28, 2014 by the Board of Directors of PT. The execution of the Definitive Agreements, the implementation of the Exchange and the grant of the Call Option described above are subject to certain conditions, including, among other corporate approvals, approval by the General Shareholders’ Meeting of PT and the board of directors of Oi.

The following matters will also be submitted to a pre-meeting of the shareholders of CorpCo: (i) the proposed alternative structure under analysis for the integration of the shareholder bases of PT and CorpCo upon completion of the incorporation of Oi’s shares not covered by the Exchange, and, if viable, the admission to trading of CorpCo shares on the BM&FBOVESPA, NYSE and Euronext Lisbon; (ii) amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (a) PT, and (b) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital as a result of the potential integration of the shareholder bases of PT and CorpoCo, excluding any shares of CorpCo already held by that shareholder or that are acquired through other means; and (iii) amendments to the deadlines and other provisions of the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements, all of which were entered into on February 19, 2014.

Following the consummation of the Exchange, PT intends to pursue, to the full extent permitted by the law, the available legal and procedural options against Rioforte and any relevant related parties with a view to obtaining repayment of the Rioforte Investments, including in any debt restructuring under the controlled management (gestion contrôlée) procedures in accordance with Luxembourg law.

Finally, PT intends to maintain its shares listed on the Euronext Lisbon market after the consummation of the Exchange and the grant of the Call Option, to the extent the listing requirements for such market continue to be met.

05

Main risks and uncertainties

The events and circumstances described below could result in a significant or material adverse effect on the financial condition of Portugal Telecom and a corresponding decline in the market price of the ordinary shares of Portugal Telecom or the Portugal Telecom ADSs, as the case may be.

Exchange rates

Foreign currency exchange rate fluctuations on Brazilian Real against the Euro affect the translation of the results attributable to Portugal Telecom and therefore can impact its results and asset position.  As mentioned in Note 16, a gain of Euro 58 million was recorded in other comprehensive income, reflecting the impact of the appreciation of the Brazilian Real against the Euro between 5 May 2014 and 30 June 2014.

Oi stock price

Oi’s stock price fluctuation can impact Portugal Telecom results and assets position, since as mentioned in Note 3 of the financial statements, this investment is measured at fair value based on the quote price of Oi’s shares.

At 30 June 2014, a loss of Euro 71 million was recorded in the Consolidated Income Statement under the caption “Net Losses on financial assets and other investments”, corresponding to the impact of the reduction in the price of Oi’s share.

Credit

Risks related to treasury activities result mainly from cash deposits made by Portugal Telecom. In order to dilute these risks, Portugal Telecom’s treasury policy is based on the following guidelines:

•                  Investments on available funds are only made in bank deposits, therefore any other type of investment is excluded;

•                  The counterparty financial institutions must have credit rating;

•                  Implementation of a threshold by counterparty of 34% of total amount of bank deposits;

New Memorandum of Understanding (“MoU”) signed between Portugal Telecom and Oi

On 28 July 2014, following the non-repayment by Rio Forte of the Euro 897 million treasury applications, Portugal Telecom and Oi reached an agreement on the final terms of the key contracts following the new MoU signed in 16 July 2014. The execution of the definitive documentation is subject to the approval by the General Shareholders Meeting of Portugal Telecom scheduled for 8 September 2014, the Board of Director of Oi and Brazilian Securities

Commission (Comissão de Valores Mobiliários Brasileira) regarding the Exchange Agreement and the Call Option Agreement.

As a result, we draw your attention to the following risk factors and warnings related to the approval of the execution of such agreements, as well as of their non-approval:

•                  The Rioforte Investments that we will acquire in the proposed Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments;

•                  Upon completion of the transactions contemplated by the Definitive Agreements, the Call Option will be one of our only assets, and its value will be affected by a number of factors beyond our control;

•                  We may not have sufficient financial resources to exercise the Call Option;

•                  The Definitive Agreements contain significant restrictions on our activities and contemplate limits on the voting rights of any shareholder of CorpCo;

•                  The Merger is no longer expected to occur, but the specific terms of an alternative structure to implement the Business Combination have not yet been determined. The implementation of the Business Combination remains subject to uncertainty and may not lead to the benefits that we, Oi and CorpCo expect to achieve;

•                  You should not make any decision regarding an alternative structure to implement the Business Combination unless and until the specific terms of an alternative structure have been determined and submitted for shareholder approval, in which case you should not make any decision until you review the materials provided in connection with that shareholder meeting;

•                  The Exchange and the grant of the Call Option may be completed without the Call Option ever being exercised or without the remaining steps of the Business Combination ever being implemented;

•                  We may not be able to maintain our listing on the Euronext Lisbon regulated market after the implementation of the Exchange and the grant of the Call Option and/or if an alternative structure to the Business Combination is implemented thereafter in which our shareholders receive shares of CorpCo;

•                  Portugal Telecom may be liable for taxes for fiscal year 2014 or subsequent fiscal years as a result of the execution of the Definitive Agreements;

•                  Portugal Telecom could be subject to liabilities relating to any future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination;

•                  Portugal Telecom could be subject to liabilities and restrictions relating to future disputes that may arise if no agreement is reached with Oi;

•                  The negotiations relating to the execution of the Definitive Agreements were led by the Board of Directors of PT, which has decided to submit its decision for approval by the shareholders.

Detailed information regarding the risks factors associated with the execution or non execution of the Definitive Agreements are set forth in section 6 — “Risk Factors and Warnings” on the information statement regarding the agreements between Portugal Telecom, SGPS, SA, and Oi, SA in relation to the terms for proceeding with the Business Combination, the execution of which will be submitted for approval at the General Shareholders’ Meeting Scheduled for 8 September 2014.

06

Qualified holdings

Qualified holdings

Pursuant to article 9, paragraph 1(c) of Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings held by shareholders in PT’s share capital as communicated to PT by reference to 30 June 2014 or earlier as mentioned below:

•                  On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

On 21 August 2014, PT further disclosed a partial change in the composition of the qualified holding held by RS Holding and Ongoing pursuant to which, however, RS Holding’s and Ongoing’s overall interest in PT, corresponding to 90,111,159 ordinary shares and representing 10.05% of PT’s share capital, remained unchanged.

•                  On 31 December 2013, Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 90,056,485 PT shares, representing 10.05% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	90,033,955
Members of BES’ corporate bodies	17,444
Total	90,056,485

On 29 July 2014, PT further disclosed a change in the composition of the qualified holding held by BES pursuant to which a qualified holding corresponding to 90,145,122 ordinary shares, representing 10.06% of the share capital and corresponding voting rights in PT, is now attributed to BES as follows:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	90,004,218
Companies in a control or group relationship with BES	120,688
Members of BES’ corporate bodies	20,216
Total	90,145,122

As is public knowledge, on 3 August 2014 an announcement was made regarding the transfer of assets, liabilities, off-balance sheet items and assets under management from Banco Espírito Santo, S.A. to Novo Banco, S.A. Until today, PT was not informed of any transfer, to any other entity, of shares representing its share capital, or of the corresponding voting rights, which were held by Banco Espírito Santo, S.A.

•                 On 31 May 2012, PT informed that Telemar Norte Leste S.A. (“TMAR”) held a qualified holding corresponding to 89,651,205 shares representing 10.0% of PT’s share capital and corresponding voting rights. TMAR’s sole shareholder is OI S.A., which is directly controlled by Telemar Participações S.A.. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•           On 20 March 2014, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 45,736,067 shares, representing 5.10% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	29,492,450
UBS AG on behalf of several of its clients	7,032,261
CCR Asset Management	1,265,840
UBS Financial Services Inc.	23,569
UBS Fund Management (Switzerland) AG	767,420
UBS Fund Services (Luxembourg) SA	5,545,370
UBS Global Asset Management (Australia)	12,538
UBS Global Asset Management (Hong Kong) Ltd	729,693
UBS Global Asset Management (Japan) Ltd	366,447
UBS Global Asset Management (Singapore) Ltd	27,438
UBS Global Asset Management (UK) Ltd	352,322
UBS Global Asset Management Life Ltd	120,718
Total	45,736,067

On 8 August 2014, PT further disclosed that UBS AG held directly and indirectly, a qualified holding in PT corresponding to 42,837,197 shares, representing 4.78% of PT’s share capital and voting rights.

•                  On 6 February 2012, PT informed that Norges Bank held a qualified holding corresponding to 44,442,888 PT shares, representing 4.96% of the share capital and voting rights in PT.

•                  On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

On 2 January 2014, PT further disclosed a change in the composition of the qualified holding held by Visabeira Group. On 27 December 2013, Visabeira Investimentos Financeiros, SGPS, S.A., was merged into Visabeira Estudos e Investimentos, S.A.. As a result of said merger, 12,119,672 ordinary shares representing 1.352% of PT’s share capital and corresponding voting rights which were held directly by Visabeira Investimentos Financeiros, SGPS, S.A. are now held directly by Visabeira Estudos e Investimentos, S.A..

Visabeira Estudos e Investimentos, S.A., is 100% owned by Visabeira Participações Financeiras, SGPS, S.A., which is 100% owned by Visabeira Group, which also holds directly 11,523,213 ordinary shares representing 1.285% of PT’s share capital and corresponding voting rights.

Therefore, a qualified holding corresponding to 23,642,885 ordinary shares representing 2.637% of PT’s share capital and corresponding voting rights was attributed to the Visabeira Group. This qualified holding remained above the 2% threshold as was previously disclosed.

PT was further informed that a holding corresponding to 78.2642% of the share capital of Visabeira Group and corresponding voting rights is directly held by the company NCFGEST, SGPS, S.A., which in turn is 100% owned by Mr Fernando Campos Nunes. Therefore, Visabeira Group’s qualified holding is also attributed to these entities.

•                  On 6 May 2014, PT informed that Instituto de Gestão de Fundos de Capitalização da Segurança Social, IP in the capacity of manager of Fundo de Estabilização Financeira da Segurança Social held 20,260,743 PT shares, corresponding to 2.26% of the share capital and voting rights in PT.

PT was further informed that this situation resulted of a share capital reduction executed by PT, on 10 December 2008, from Euro 28,277,855.31 to Euro 26,895,375.00. Following this transaction, FEFSS held 20,474,902 ordinary shares representing 2.28% of PT’s share capital and corresponding voting rights.

•                  On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                  On 4 April 2014, PT informed that Morgan Stanley held a qualified holding and a long position in PT representing 2.26% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
Morgan Stanley & Co. International plc	8,589,777
Morgan Stanley & Co. LLC	11,565,892
Morgan Stanley Smith Barney LLC	87,344
Total	20,243,013

PT also informed that Morgan Stanley & Co. International plc held 50,505 ordinary shares via financial instruments, representing 0.01% of the share capital and voting rights in PT.

PT was informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC, through the following chains of companies:

•                  Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK);

•                  Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                  Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc and Morgan Stanley Smith Barney Holdings LLC.

•                 On 12 June 2013, PT informed that Pictet Asset Management SA held a qualified holding in PT corresponding to 18,246,357 shares representing 2.04% of PT’s share capital and voting rights.

•                  On 22 July 2014, PT further disclosed that Pictet Asset Management SA held less than 2% of the voting rights corresponding to the share capital of PT.

•                 On 21 May 2013, PT informed that Bestinver Gestión, S.A., SGIIC held a qualified holding in PT corresponding to 17,981,057 shares representing 2.01% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
Bestinver Empleo, F.P.	31,026
Bestinver Bolsa, F.I.M.	5,038,930
Bestinver Ahorro Fondo de Pensiones	749,332
Bestinver Empleo III Fondo de Pensiones	10,122
Bestinver Hedge Value Fund, FIL	1,699,008
Bestinver Prevision F.P.	40,491
Bestinver Grandes Compañías, F.I.	215,141
Bestinver Global F.P.	1,385,218
Bestinver Mixto, F.I.M.	602,161
Bestvalue F.I.	1,183,637
Linker Inversiones SICAV	21,335
Divalsa de Inversiones SICAV	28,043
Bestinver SICAV-Bestinfund	506,751
Bestinver Empleo II, F.P.	6,957
Bestinver Futuro EPSV	20,478
Bestinver SICAV - Iberian	916,781
Bestinver Renta F.I.M.	139,620
Bestinver Consolidación EPSV	3,555
Bestinfond F.I.M.	4,579,542
Soixa SICAV S.A.	802,929
Total	17,981,057

•                 On 7 July 2014, PT further informed that on 27 June 2014, Citigroup held a qualified holding corresponding to 18,779,555 PT shares, representing 2.09% of PT’s share capital and voting rights. On the same day, PT additionally informed that on 1 July 2014, Citigroup held less than 2% of the voting rights corresponding to the share capital of PT.

List of holdings held by the members of PT’s corporate bodies, pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008

Pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008, PT provides the following information regarding the securities issued by PT, or by companies in a control or group relationship with PT, that are held by the members of PT’s Board of Directors and by the Statutory Auditor as of 30 June 2014:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares. Henrique Granadeiro resigned to the respective office as Chairman of PT’s Board of Directors, as per resignation letter dated as of 7 August 2014.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Amílcar Carlos Ferreira de Morais Pires owns 3,242 PT shares. Amílcar Carlos Ferreira de Morais Pires was a board member of BES, which held on 30 June 2014 a qualified holding of 90,056,485 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. Amílcar Carlos Ferreira de Morais Pires resigned to the respective office as non-executive member of PT’s Board of Directors, as per resignation letter dated as of 23 July 2014.

Carlos Alves Duarte owns 40 PT shares.

Fernando Magalhães Portella does not own any securities issued by PT or other companies in a control or group relationship with PT. Fernando Magalhães Portella is a Board member of Oi, which held on 30 June 2014 a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights. Fernando Magalhães Portela resigned to the respective office as non-executive member of PT’s Board of Directors, as per resignation letter dated as of 30 June 2014.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Gerald Stephen McGowan owns 60,000 PT shares.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes was a board member of BES, which held on 30 June 2014 a qualified holding of 90,056,485 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. Joaquim Aníbal Brito Freixial de Goes resigned to the respective office as non-executive member of PT’s Board of Directors, as per resignation letter dated as of 30 July 2014.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

Luís Pacheco de Melo owns 45 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which held on 30 June 2014 a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which held on 30 June 2014 a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights. Otávio Marques de Azevedo resigned to the respective office as non-executive member of PT’s Board of Directors, as per resignation letter dated as of 30 June 2014.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which held on 30 June 2014 a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which held on 30 June 2014 a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

07

Outlook

In the context of the Business Combination, it is worth mentioning certain corporate events that could be implemented following the execution of the agreements between PT and Oi, including the execution and implementation of the Exchange Agreement and the Call Option Agreement.

Initial scenario

First and foremost, it is worth recalling that, as initially delineated in the Memorandum of Understanding, at the time the PT shareholders were called to consider the contribution in the Oi Capital Increase, it was expected that, in the course of the Business Combination, and after the referred to capital increase operation, the steps listed below and described in section 1.1 would be implemented.

Simplification of the control structure of CorpCo - Corporate Reorganisation

The Business Combination would result in the simplification of the control structure of CorpCo. This simplification would proceed from the corporate reorganisation of the various holding companies having direct and indirect interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo. The Corporate Reorganisation would take place simultaneously with the Merger of Shares.

Merger of Shares

Simultaneously, all of the shares of Oi would be incorporated into CorpCo, and Oi’s common shares and preferred shares would be exchanged for common shares of CorpCo. As a result of this transaction, Oi would become a wholly-owned subsidiary of CorpCo.

Pursuant to the expected terms of the Merger of Shares, (i) each Oi common share issued and outstanding at the time of the Merger of Shares (excluding Oi common shares held by CorpCo in treasury or by shareholders who exercise any appraisal or withdrawal rights to which they may become entitled) would be automatically converted into one CorpCo common share, and (ii) each Oi preferred share issued and outstanding at the time of the Merger of Shares (excluding Oi preferred shares held by CorpCo or treasury shares) would be automatically converted into 0.9211 CorpCo common share.

It had initially been intended for the shares representing the share capital of CorpCo, the entity resulting from the various transactions constituting the Business Combination, to be listed on the Novo Mercado segment of BM&FBOVESPA, on the Euronext Lisbon regulated market and on the NYSE.

PT Merger

Finally, the Business Combination would be completed with the merger of PT with and into CorpCo. This international merger would involve the incorporation of PT into CorpCo, as a result of which Portugal Telecom would cease to exist after the definitive commercial registration of the Merger. As a result of this merger, the former shareholders of PT would become direct shareholders of CorpCo.

New structure under analysis

In view of all the circumstances described above, if the agreements between PT and Oi, including the Exchange Agreement and the Call Option Agreement, are approved and entered into, and PT comes to hold the Rioforte Investments and the Call Option as described above, then PT and Oi have come to the conclusion that the implementation of the last step listed above, the Merger, would not be viable.

However, PT and Oi consider it to be in the best interest of both companies and their respective shareholders to proceed with the Business Combination already initiated with the contribution of the PT Assets by Portugal Telecom in the Oi Capital Increase, even if such process may be subject to certain necessary adjustments in light of recent circumstances. In fact, notwithstanding these adjustments, the implementation of the transactions simplifying the shareholder structure of CorpCo, as well as of the Merger of Shares to CorpCo remain valid and are considered positive in enabling the migration of CorpCo to the Novo Mercado segment of BM&FBOVESPA, benefiting from enhanced corporate governance standards, increased liquidity, diffused shareholdings in the market and acceleration of the synergies generated by the transaction.

Therefore, since the Merger cannot be implemented as mentioned, an alternative structure is currently under analysis, seeking to achieve, if possible, the results expected from the Merger, namely: the unification of the shareholder bases of both companies, with the attribution to PT shareholders of shares that Portugal Telecom would hold in CorpCo after the implementation of the Exchange, with the admission to trading of the shares of CorpCo on the BM&FBOVESPA, the Euronext Lisbon and the NYSE. The goal is to achieve these results as soon as possible, such that shareholders of PT come to be, in the shortest timeframe possible — but always after the migration of CorpCo to the Novo Mercado — holders of shares of CorpCo.

This alternative structure, which will have to be approved by the Board of Directors of PT and presented for the approval of PT shareholders at a general shareholders’ meeting to be convened specifically for that purpose, would entail a reduction of the share capital of PT, in connection with which PT shareholders would receive CorpCo shares that PT would hold upon consummation of the Exchange. Accordingly, there would be no cash payment to shareholders, who would receive, in exchange for their canceled shares, assets with liquidity, in proportion to their interests held in PT.

As a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market.

For this purpose, CorpCo must request the admission to trading of its shares on the Euronext Lisbon and prepare the corresponding prospectus to be approved by the Comissão do Mercado de Valores Mobiliários (“CMVM”) within a timeframe compatible with the overall timetable for the completion of the Corporate Reorganization and the subsequent Merger of Shares and migration of CorpCo to the Novo Mercado segment of the BM&FBOVESPA.

If the Board of Directors approves and proposes to PT shareholders a share capital reduction and PT shareholders also approve such transaction, shareholders of PT would, on the one hand, become shareholders in CorpCo — as though the Merger of PT had been partially executed — while maintaining, on the other hand, their respective shareholder interests in PT, which would still hold the Rioforte Investments, as well as the Call Option in accordance to the terms set forth above, and is expected to remain listed on the Euronext Lisbon, to the extent the listing requirements for such market are met.

Any share capital reduction that may be approved by the Board of Directors and submitted to the shareholders of PT must be approved, at a general shareholders’ meeting to be convened specifically for that purpose, by shareholders representing two-thirds of Portugal Telecom’s outstanding capital, on the first call, with shareholders who hold shares representing at least one-third of the outstanding shares being present or represented. As such, it is possible that, even if PT consummates the Exchange, the capital reduction may not be carried out, namely if it fails to be approved by PT’s shareholders. In that event, PT would continue to hold the Rioforte Investments, the Call Option and CorpCo shares corresponding to approximately 25.6% of CorpCo’s share capital, subject to PT’s being limited to 7.5% of the voting rights of CorpCo, which limitation will be contained in the bylaws of CorpCo and which had previously been agreed upon when the definitive agreements on the terms and conditions of the Business Combination were executed on February 19, 2014.

It is worth bearing in mind that, under the terms of the Memorandum of Understanding, PT had the option to choose not to consummate its subscription to the Oi Capital Increase if its interest in CorpCo would, as a result of the subscription orders for the Oi Capital Increase, after the Merger of Shares, be equal to or less than 36.6% of CorpCo share capital. However, this option related only to the Oi Capital Increase — which has already been completed and settled — such that the exercise of this option is no longer available to PT.

08

Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The information included in the financial statements concerning the first half of 2014 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

•                  The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2014 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 28 August 2014

Henrique Granadeiro, Chief Executive Officer and Chairman of the Board of Directors

Alfredo José Silva de Oliveira Baptista, Executive Director

Carlos Alves Duarte, Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Luís Pacheco de Melo, Executive Director

Manuel Rosa da Silva, Executive Director

Maria Helena Nazaré, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Shakhaf Wine, Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2014 AND 2013

Euro

				Unaudited
	Notes	1H14	1H13 Restated	2Q14	2Q13 Restated
CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	5	6,523,256	5,995,425	3,340,345	2,747,834
Commercial costs		4,763	18,460	2,535	10,960
Supplies, external services and other expenses	6	4,402,437	1,809,530	3,426,160	862,043
Indirect taxes	7	1,762,446	821,493	1,122,455	507,510
Provisions and adjustments		73,500	(798,592)	73,500	1,050
Depreciation and amortisation		64,499	126,226	18,461	63,196
Losses (gains) on disposal of fixed assets, net		31,690	(18,281)	(1)	(13,558)
Net other gains	8	(922,237)	(125,999,021)	(43,671)	(126,029,274)
		11,940,354	(118,044,760)	7,939,784	(121,850,239)
Income (loss) before financial results and taxes		(11,940,354)	118,044,760	(7,939,784)	121,850,239
FINANCIAL LOSSES AND (GAINS)
Net interest income	9	(10,457,961)	(8,107,782)	(3,668,692)	(4,662,354)
Net foreign currency exchange losses (gains)		311,401	(4,049,356)	378,116	7,846,459
Net losses on financial assets and other investments	16	71,377,872	47,405	71,377,872	52,361
Equity in losses of joint ventures	17	38,027,775	59,500,503	19,823,458	42,517,735
Net other financial expenses	10	18,550,757	15,495,243	12,761,860	9,067,528
		117,809,844	62,886,013	100,672,614	54,821,729
Income (loss) before taxes		(129,750,198)	55,158,747	(108,612,398)	67,028,510
Income taxes	11	(4,472,274)	4,334,795	(3,163,587)	(1,908,170)
Net income (loss) from continuing operations		(125,277,924)	50,823,952	(105,448,811)	68,936,680

DISCONTINUED OPERATIONS
Net income from discontinued operations	12	484,071,230	259,428,039	469,382,215	201,581,340
NET INCOME		358,793,306	310,251,991	363,933,404	270,518,020
Attributable to non-controlling interests		13,554,384	26,250,446	3,971,765	13,263,127
Attributable to equity holders of the parent	13	345,238,922	284,001,545	359,961,639	257,254,893

Earnings per share from continuing operations
Basic	13	(0.16)	0.03	(0.13)	0.07
Diluted	13	(0.16)	0.03	(0.13)	0.07
Earnings per share
Basic	13	0.40	0.33	0.42	0.30
Diluted	13	0.39	0.32	0.40	0.29

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2014 AND 2013

Euro

				Unaudited
	Notes	1H14	1H13 Restated	2Q14	2Q13 Restated

Net income recognised in the income statement		358,793,306	310,251,991	363,933,404	270,518,020

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments (i)		212,989,979	(217,034,724)	106,166,676	(379,323,918)
Transfers to income statement		(3,784,493)	(3,129,234)	(3,784,493)	(3,129,234)
Hedge accounting of financial instruments
Change in fair value		—	978,003	—	469,203
Tax effect		—	(244,501)	—	(117,301)
Share in other comprehensive income (loss) of joint ventures		7,183,894	(4,311,256)	(2,282,339)	(2,109,741)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	19	28,349,892	(24,859,327)	19,135	(20,602,303)
Tax effect		(6,520,475)	6,203,517	(4,401)	5,139,261
Other gains (expenses) recognised directly in shareholders’ equity, net		(8,740,272)	(14,465,228)	(15,346,755)	(1,875,519)
Total earnings and reserves recognised directly in shareholders’ equity		229,478,525	(256,862,750)	84,767,823	(401,549,552)
Total comprehensive income		588,271,831	53,389,241	448,701,227	(131,031,532)
Attributable to non-controlling interests		12,336,053	14,239,775	2,626,925	4,530,647
Attributable to equity holders of the parent		575,935,778	39,149,466	446,074,302	(135,562,179)

(i)   Gains recorded in 2014 and losses recorded in 2013 relate mainly to the impact of, respectively, the appreciation and depreciation of the Brazilian Real against the Euro on the investments in Brazil.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2014 AND 31 DECEMBER 2013

	Notes	30 Jun 2014	31 Dec 2013
ASSETS
Current Assets
Cash and cash equivalents	22.e	109,694,867	1,658,950,514
Short-term investments	15	—	914,128,757
Accounts receivable - trade		—	762,936,473
Accounts receivable - other		4,908	406,451,496
Inventories		—	85,872,948
Taxes receivable		6,389,925	70,932,459
Prepaid expenses		162,899	65,244,104
Other current assets		—	3,985,415
Non-current assets held for sale		—	4,653,741
Non-current assets held for distribution to owners	16	2,231,489,204	—
Total current assets		2,347,741,803	3,973,155,907
Non-Current Assets
Accounts receivable - trade		—	204,316
Accounts receivable - other		—	1,080,306
Taxes receivable		729	24,739
Investments in joint ventures	17	—	2,408,246,860
Investments in associated companies		—	511,316,161
Other investments		6,235	22,243,652
Goodwill	18	—	380,616,265
Intangible assets	18	—	717,703,676
Tangible assets	18	190,404	3,438,479,384
Post retirement benefits	19	—	1,834,000
Deferred taxes	11	1,429,622	564,894,918
Other non-current assets		—	594,998
Total non-current assets		1,626,990	8,047,239,275
Total assets		2,349,368,793	12,020,395,182
LIABILITIES
Current Liabilities
Short-term debt	20	75,836	1,491,976,460
Accounts payable		2,086,654	568,270,540
Accrued expenses		19,787,756	534,656,119
Deferred income		—	246,784,244
Taxes payable		6,599,538	80,107,942
Provisions	21	26,913,008	88,789,844
Other current liabilities		856,548	13,980,981
Total current liabilities		56,319,340	3,024,566,130
Non-Current Liabilities
Medium and long-term debt	20	70,382	5,879,161,433
Accounts payable		—	19,470,144
Taxes payable		44,325	—
Provisions	21	—	2,271,075
Post retirement benefits	19	—	960,880,069
Deferred taxes	11	1,740,804	243,824,693
Other non-current liabilities		—	23,406,523
Total non-current liabilities		1,855,511	7,129,013,937
Total liabilities		58,174,851	10,153,580,067
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(178,071,827)	(337,520,916)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		185,042,147	6,970,320
Other reserves and accumulated earnings		2,250,555,108	1,938,201,459
Equity excluding non-controlling interests		2,291,193,942	1,641,319,377
Non-controlling interests		—	225,495,738
Total equity		2,291,193,942	1,866,815,115
Total liabilities and shareholders’ equity		2,349,368,793	12,020,395,182

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2013 AND 2014

Euro

					Other reserves	Equity
					and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	earnings	interests	interests	equity
Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	2,601,464,678	2,304,582,596	232,674,346	2,537,256,942
Dividends (Note 14)	—	—	—	—	(277,884,293)	(277,884,293)	(18,539,676)	(296,423,969)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(792,784)	(792,784)
Corporate reestructuring at Contax	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Income (expenses) recognized directly in equity	—	—	—	—	(244,852,079)	(244,852,079)	(12,010,671)	(256,862,750)
Income recognized in the income statement (restated)	—	—	—	—	284,001,545	284,001,545	26,250,446	310,251,991
Balance as at 30 June 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	2,375,989,851	2,079,107,769	227,581,661	2,306,689,430

Euro

					Other reserves	Equity
					and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	earnings	interests	interests	equity
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115
Dividends (Note 14)	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases (Note 1)	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company’s share in Oi’s 10% interest in Portugal Telecom (Note 1)	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares (Note 20)		—		178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	230,696,856	230,696,856	(1,218,331)	229,478,525
Income recognized in the income statement	—	—	—	—	345,238,922	345,238,922	13,554,384	358,793,306
Balance as at 30 June 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	2,250,555,108	2,291,193,942	—	2,291,193,942

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2014 AND 2013

Euro

	Notes	1H14	1H13 Restated

OPERATING ACTIVITIES
Payments to suppliers		(9,652,508)	(2,014,652)
Payments to employees		(14,036,917)	(6,489,462)
Receipts (payments) relating to income taxes		(13,093,678)	1,109,781
Other cash receips, net		2,245,949	1,496,422
Cash flows from operating activities from continuing operations (1)		(34,537,154)	(5,897,911)

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	22.a	215,030,606	985,876
Financial investments		—	62,520
Tangible and intangible assets		967,959	13,681
Interest and related income		13,973,309	8,178,964
Dividends	22.b	—	58,279,488
		229,971,874	67,520,529
Payments resulting from:
Short-term financial applications	22.a	(27,036,351)	(46,899,032)
Financial investments	22.c	(1,554,545,455)	—
Tangible and intangible assets		(53,884)	—
		(1,581,635,690)	(46,899,032)
Cash flows from investing activities related to continuing operations (2)		(1,351,663,816)	20,621,497

FINANCING ACTIVITIES
Payments resulting from:
Loans repaid	20	(73,210,079)	—
Interest and related expenses		(525,466)	—
Dividends	14	(87,587,250)	(284,658,563)
Cash flows from financing activities related to continuing operations (3)		(161,322,795)	(284,658,563)

Cash and cash equivalents at the beginning of the period		1,658,950,514	1,988,797,138
Change in cash and cash equivalents from continuing operations (4)=(1)+(2)+(3)		(1,547,523,765)	(269,934,977)
Change in cash and cash equivalents from discontinued operations	22.d	371,576,861	25,185,924
Effect of exchange differences		7,688,940	(12,615,958)
Cash and cash equivalents of discontinued operations as of 5 May 2014	1	(380,997,683)	—
Cash and cash equivalents at the end of the period	22.e	109,694,867	1,731,432,127

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 30 June 2014

(Amounts expressed in Euros, except where otherwise stated)

1.                  Introduction

On 5 May 2014, Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, S.A. (“Oi”) through the contribution of the PT Assets defined as its 100% interest in PT Portugal, SGPS, S.A., which as of that date included all operational businesses of Portugal Telecom Group except for the subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A. and the investments in Oi, Contax and its controlling shareholders. As a result of the contribution to the Oi share capital increase:

•             Portugal Telecom increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in Portugal Telecom and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi;

•             Portugal Telecom currently holds only the above mentioned investment in Oi, interests in controlling shareholders of Oi (which primarily hold only shares of Oi) and 100% of the holding companies Bratel BV, Bratel Brasil, PTB2 and Marnaz.

Up to 5 May 2014, Portugal Telecom and its subsidiaries and joint ventures were engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Oi Share Capital Increase

On 1 October 2013, Portugal Telecom, Oi S.A., AG Telecom Participações S.A. (“AG”), LF Tel S.A. (“LF”), Bratel Brasil S.A. (“Bratel”), Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações S.A. (“Tpart”) are defined as “Oi Holding Companies”), Banco Espírito Santo (“BES”) and Nivalis Holding B.V. (“Ongoing”) signed a memorandum of understanding setting out the basis for a proposed merger of Portugal Telecom, Oi and the Oi Holding Companies (the “Business Combination”) into a single Brazilian incorporated listed entity (“CorpCo” or “Telemar Participações”). The merger is a natural fulfillment of the industrial alliance established in 2010 creating a leading telecoms operator.

On 19 February 2014, Portugal Telecom and Oi signed the definitive agreements relating to the combination of their businesses. These agreements govern the steps necessary to implement the Business Combination, which include the following primary transactions, some of which were already completed and others are expected to be completed during the second half of 2014:

•             On 5 May 2014, Oi realised a share capital increase under which it issued a total of 2,142,279,524 ordinary shares at the price of R$2.17 per share and of 4,284,559,049 preferred shares at the price of R$2.00 per share and, on the same date, pursuant to article 24 of CVM Instruction No. 400, Banco BTG Pactual S.A. (“Banco Pactual”), in its role as Stabilizing Agent for the Public Offering, partially exercised its option to place an additional 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total proceeds from this share capital increase, including the option exercised by Banco Pactual, amounted to R$13,960 million, composed of (1) R$5,710 million (Euro 1,750 million based on the exchange rate as of 21 February 2014) in assets contributed by Portugal Telecom, corresponding to the valuation of PT Assets (as defined below) carried out by Banco Santander (Brasil), S.A., as a result of which Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, and (2) R$8,250 million in cash proceeds obtained from other investors, which subscribed for the remainder 1,216,740,636 ordinary shares and 2,804,836,410 preferred shares issued by Oi; the participation of Portugal Telecom in the Oi capital increase, through the contribution of assets representing all of the operating assets held directly or indirectly by the Portugal Telecom Group and the related liabilities with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V. (“PT Assets”), for the amount of Brazilian R$5,710 million (Euro 1,750 million), was approved by a majority of 99.87% of the votes present at a General Meeting of Portugal Telecom’s shareholders held on 27 March 2014.

•             On 5 May 2014, Portugal Telecom, through its wholly-owned subsidiaries Bratel Brasil and PTB2, subscribed R$4,788 million (Euro 1,555 million based on the exchange rate of 5 May 2014) of debentures convertible into shares of certain holding companies that directly or indirectly control AG and LF, the proceeds of which were ultimately used by AG and LF to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn also used those proceeds to repay its own indebtness; also on 5 May 2014, Portugal Telecom exchanged its interests in CTX Participações and Contax for additional interests in the holding entities that directly or indirectly controlled AG and LF, which at that time held only shares of Oi and Telemar Participações; as a result of these transactions, Portugal Telecom increased its economic interests in AG and LF from 35% to 85.1% and in Telemar Participações from 25.6% to 68.4%, and obtained an additional 2.4% interest in Oi.

•             Subject to the approvals of the holders of voting shares of Oi and Telemar Participações, Oi shares not owned by Telemar Participações will be exchanged for Telemar Participações common shares and Oi will become a wholly-owned subsidiary of Telemar Participações.

Portugal Telecom Group, in connection with the Oi share capital increase referred to above, has undertaken an internal restruturing with the purpose of concentrating all operating assets and related liabilities except for the investments in Oi and Contax (“PT Assets”) under PT Portugal, a wholly-owned subsidiary of Portugal Telecom. This was an internal reorganization of entities under common control and, as such, no gains or losses were recorded in the consolidated financial statements of Portugal Telecom. The following main corporate transactions prior to the Oi share capital increase were realized under this internal restruturing:

•             On 31 March 2014, Portugal Telecom disposed to PT Portugal, for total amounts of Euro 1.5 million and Euro 4.7 million, the 100% interests in PT Centro Corporativo and Portugal Telecom Investimentos, respectively.

•             On 30 April 2014, PT Móveis, SGPS, S.A. (“PT Móveis”) subscribed a share capital increase of Bratel BV in an amount of approximately Euro 1,303 million, the proceeds of which, together with cash on hand of Bratel Brasil, were used, after the acquisition of Bratel BV, to subscribe R$4,788 million (Euro 1,555 million) of convertible debentures into shares of certain controlling entities of AG and LF, as referred to above.

•             On 2 May 2014, PT Móveis, an indirect wholly-owned subsidiary of PT Portugal, disposed to Portugal Telecom, for a total amount of Euro 4,195 million, its 100% interest in Bratel BV, the company that holds indirectly through Bratel Brasil the investment in Oi, as this investment is not included in the net assets to be transferred to Oi in the share capital increase.

•             On 2 May 2014, Portugal Telecom disposed to PT Móveis, for a total amount of Euro 1,590 million, the 100% interest in PT Participações, SGPS, S.A., the controlling shareholder of the Company’s 75% investment in Africatel Holdings BV.

•             On 5 May 2014, Portugal Telecom disposed to PT Portugal, for a total amount of Euro 255 million, the 100% interest in PT Finance. On 5 May 2014, Portugal Telecom transferred to PT Portugal the majority of its outstanding financings for their respective nominal amounts, since those financings were included in the valuation of PT Portugal for purposes of the Oi share capital increase.

On 5 May 2014, following the completion of the above mentioned internal restruturing, Portugal Telecom subscribed the Oi share capital increase through the contribution in kind of its 100% interest in PT Portugal, which as of that date included only the PT Assets, since the investments in joint ventures (Oi, Telemar Participações, AG and LF) were held directly by Bratel Brasil and PTB2, both of which were wholly-owned by Bratel BV which in turn was wholly-owned by Portugal Telecom. Besides the investments in joint ventures, certain assets and liabilities of Portugal Telecom were not transferred to PT Portugal as part of PT Assets and therefore continued to be fully consolidated in Portugal Telecom’s financial statements, including mainly dividends payable to its shareholders, the financing associated with the equity swap contract over treasury shares, certain tax liabilities and certain accrued expenses as well as the necessary cash balances to settle these liabilities and other expenses expected to be incurred. In addition, as Portugal Telecom no longer controls PT Assets as from 5 May 2014, the related earnings and losses prior to that date are presented as results from discontinued operations and therefore the consolidated income and cash flow statements for the six months period ended 30 June 2013 were restated accordingly (Note 3).

Following the share capital increase mentioned above and also the option exercised by Banco Pactual, Portugal Telecom held a 39.7% effective interest of Oi’s issued and outstanding share capital, including (1) a 35.8% interest held directly in Oi, S.A. through Portugal Telecom (32.8%) and Bratel Brasil (3.0%) and (2) a 3.9% interest held indirectly through the shares of Oi owned by Telemar Participações, AG and LF. In addition, PT Portugal became a wholly-owned subsidiary of Oi, S.A. also as a result of the Oi share capital increase.

Portugal Telecom recorded a gain of approximately Euro 701 million (Note 12) in connection with Oi’s share capital increase, which reflects mainly (1) the difference between the fair value of the shares obtained in the Oi share capital increase and the carrying value of PT Assets (negative Euro 2,676 million), partially offset by (2) the dilution effect on Portugal Telecom’s previous investment in Oi held through Bratel Brasil and the effect of the remeasurement of the previous investment in Oi to fair value, since as from 5 May 2014 this investment is classified in accordance with the provisions of IFRS 5 (Note 3). The detail of the total gain recorded in connection with Oi share capital increase is as follows:

Euro million

Fair value of shares obtained in the Oi share capital increase (i)	1,854
Minus: Carrying value of the net assets contributed to Oi share capital increase (ii)	(2,676)
Plus: Remeasurement of the previous investment in Oi to fair value and other effects (iii)	(3,829)
Total gain (Note 12) (iv)	701

(i)                           This caption corresponds to the fair value of the shares obtained by Portugal Telecom in the Oi share capital increase of 5 May 2014, which, based on the price of Oi’s shares (R$2.17 per ordinary share and R$2.00 per preferred share), amounted to R$5,710 million, equivalent to Euro 1,854 million at the exchange rate of that date.

(ii)                        As of 5 May 2014, the carrying value of the net assets contributed to the Oi share capital increase was negative Euro 2,676 million, the detail of which is presented below. It should be mentioned that this amount is equivalent to approximately the Company’s total shareholders’ equity before non-controlling interests prior to this transaction, reduced mainly by the carrying value of the investments in Oi, Contax and its controlling shareholders, and the cash proceeds of Euro 1,555 million that were used by Bratel Brasil and PTB2 to subscribe the convertible debentures mentioned above, in order to obtain additional shares of the controlling entities of AG and LF and indirecly of OI, and deferred tax assets related to tax losses.

(iii)                     As referred to above, this caption reflects the dilution effect over the previous investment in Oi held through Bratel Brasil and the impact of the remeasurement of the previous investment in Oi from the equity method of accounting to the fair value based on the stock price of Oi’s shares in the capital increase (R$2.17 per ordinary share and R$2.00 per preferred share), adjusted for an amount of Euro 159 million relating to the Company’s share in the 10% interest that Oi held in Portugal Telecom that was classified in the Statement of Financial Position as treasury shares. Following the share capital increase, the fair value of the total investment in Oi, including the interests held directly and indirectly, amounted to Euro 2,244 million (R$ 6,914 million) as at 5 May 2014.

(iv)                    This caption represents (1) the gain attributable to the difference between the fair value of the shares obtained in the Oi share capital increase (positive Euro 1,854 million, as referred to above) and the carrying value of the net assets contributted to the Oi share capital increase (negative Euro 2,676 million, as detailed below), (2) less the negative effects regarding the remeasuring of the previous investment to fair value, which is lower than the carrying amount, the dilution effect over that same previous investment. In addition, as a result of the share capital increase, Portugal Telecom wrote-off deferred tax assets relating to tax losses amounting to Euro 208 million (Note 11) following the discontinuing of the Portuguese businesses that supported those tax losses, resulting in a total net gain of Euro 493 million on 5 May 2014 directly related to the Oi share capital increase.

The table below presents the detail of the carrying value of PT Assets as of 5 May 2014, after which those assets were no longer fully consolidated in Portugal Telecom’s consolidated financial statements:

Euro million

ASSETS
Cash and cash equivalents	381
Short-term investments	904
Accounts receivable	1,375
Inventories	93
Prepaid expenses	69
Investments in associated and other companies	438
Intangible assets	1,088
Tangible assets	3,345
Post retirement benefits	2
Deferred taxes	341
Other assets	95
Total assets	8,130
LIABILITIES
Gross debt	8,051
Post retirement benefits	873
Deferred taxes	229
Accounts payable	549
Accrued expenses	484
Deferred income	207
Taxes payable	95
Provisions	54
Other liabilities	26
Total liabilities	10,569
Non-controlling interests	238
PT (Net) Assets	(2,676)

Short-term investments as at 5 May 2014 in the table above included a total amount of Euro 897 million outstanding in commercial paper issued by Rio Forte Investments, S.A. (“Rioforte”, an holding company located in Luxemburg, mainly for the non-financial investments of the Espírito Santo Group), which was contributed to the Oi share capital increase as part of PT Assets. The composition of the outstanding amount is as follows:

•                  Euro 200 million subscribed by Portugal Telecom on 15 April 2014 and transferred to PT Portugal on 5 May 2014, the maturity of which was on 15 July 2014;

•                  Euro 647 million subscribed by PT Finance on 15 April 2014, the maturity of which was on 15 July 2014;

•                  Euro 50 million subscribed by PT Finance on 17 April 2014, the maturity of which was on 17 July 2014.

The above mentioned commercial paper was not repaid by Rioforte on the respective maturity dates and RioForte has recently requested access to the controlled management regime under Luxemburg legislation, as it believes that it does not have the financial ability to comply with its financial commitments. As a result, Portugal Telecom and Oi reached an agreement to exchange the Euro 897 million treasury applications in Rioforte for 16.9% of Oi share capital, represented by 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares, the execution of which is subject to approval by the General Shareholders Meeting of Portugal Telecom, the Board of Directors of Oi and Comissão de Valores Mobiliários in Brazil, as explained in more detail in Note 24.

In addition to the assets and liabilities included in the table above that were contributed to the Oi share capital increase, and since the merger between Portugal Telecom and CorpCo is no longer foreseeable in the short-term as before, Portugal Telecom and Oi are finalizing an agreement for the transfer to Oi of certain liabilities recorded at Portugal Telecom’s Statement of Financial Position

together with the related cash equivalents to settle those liabilities, which include accrued management costs and responsibilities and provisions for tax contingencies relating to former subsidiaries of Portugal Telecom, totaling approximately Euro 28 million.

The accompanying interim consolidated financial statements were approved by the Board of Directors and authorized for issue on 28 August 2014.

2.                  Basis of presentation

These interim consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) as adopted by the European Union and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2013. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

As mentioned in Note 1, subsequent to 5 May 2014, Portugal Telecom no longer fully consolidates the majority of the businesses held prior to that date, which were contributed to the Oi share capital increase. The revenues, costs and cash flows of these businesses prior to that date are presented under captions of discontinued operations and as a result the Consolidated Statements of Income and Cash Flows for the six months period ended 30 June 2013 were restated accordingly (Note 3).

3.                  Changes in accounting policies

As referred to in the 2013 annual report, in the fourth quarter of 2013, Portugal Telecom chose to early adopt the “package of five” standards issued by the IASB in May 2011 (IFRS 10, IFRS 11, IFRS 12 and revised versions of IAS 27 and IAS 28), although its application in the European Union was only mandatory as from 1 January 2014. The impacts of the adoption of IFRS 11 consisted of recognizing the investments in joint ventures by the equity method of accounting, including primarily Oi, Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated as allowed by IAS 31, standard that has been replaced by IFRS 11.

As a result of the adoption of IFRS 11 for the first time in the fourth quarter of 2013, the Consolidated Statement of Financial Position as of 31 December 2013 presented in the Company’s last annual report already reflected the impacts of the adoption of this standard, but the Consolidated Income and Cash Flow Statements for the six months period ended 30 June 2013 presented in last year’s interim report did not reflect the impacts of the adoption of IFRS 11 and therefore were restated accordingly.

In addition to the adoption of IFRS 11, the Company also restated the Consolidated Income and Cash Flow Statements for the six and three-month periods ended 30 June 2013 by presenting the revenues, costs and cash flows from the businesses contributed to the Oi share capital increase under the captions of discontinued operations.

The impacts of the restatement (due to the adoption of IFRS 11 and the discontinued operations of PT Assets) of the Consolidated Income and Cash Flow Statements for the six and three-month periods ended 30 June 2013 are as follows:

Consolidated Income Statement for the six months period ended 30 June 2013	Euro

	Prior to	Adjustments	Discontinued	Restated
	restatement	IFRS 11	operations	statement
Total revenues	3,092,412,397	(1,639,989,841)	(1,452,422,556)	—
Costs, losses and (income)
Wages and salaries	516,652,228	(309,371,100)	(201,285,703)	5,995,425
Direct costs	534,695,186	(306,225,500)	(228,469,686)	—
Commercial costs	266,874,420	(124,906,449)	(141,949,511)	18,460
Supplies, external services and other expenses	584,557,493	(330,289,396)	(252,458,567)	1,809,530
Indirect taxes	113,826,049	(91,443,443)	(21,561,113)	821,493
Provisions and adjustments	59,000,482	(46,857,408)	(12,941,666)	(798,592)
Depreciation and amortisation	685,447,829	(319,254,146)	(366,067,457)	126,226
Post retirement benefits costs	24,834,703	(3,634,572)	(21,200,131)	—
Curtailment costs	128,216,954	—	(128,216,954)	—
Losses (gains) on disposal of fixed assets, net	(1,110,090)	(519,073)	1,610,882	(18,281)
Other operating expenses, net	(80,596,223)	(5,235,729)	(40,167,069)	(125,999,021)
Income before financial results and taxes	260,013,366	(102,253,025)	(39,715,581)	118,044,760
Net interest expenses	292,641,115	(164,355,836)	(136,393,061)	(8,107,782)
Equity in losses of joint ventures	—	58,429,563	1,070,940	59,500,503
Equity in earnings of associated companies, net	(375,919,695)	(73,002)	375,992,697	—
Net other financial losses	41,574,243	(17,045,672)	(13,035,279)	11,493,292
Income taxes	(4,638,314)	16,895,948	(7,922,839)	4,334,795
Net income from continuing operations	306,356,017	3,895,974	(259,428,039)	50,823,952
Net income from discontinued operations	—	—	259,428,039	259,428,039
Net income	306,356,017	3,895,974	—	310,251,991
Attributable to non-controlling interests	22,354,472	3,895,974	—	26,250,446
Attributable to equity holders of the parent	284,001,545	—	—	284,001,545
Earnings per share attributable to the equity holders of the parent
Basic	0.33	—	—	0.33
Diluted	0.32	—	—	0.32

Consolidated Income Statement for the three months period ended 30 June 2013	Euro

	Prior to	Adjustments	Discontinued	Restated
	restatement	IFRS 11	operations	statement
Total revenues	1,539,820,813	(805,033,658)	(734,787,155)	—
Costs, losses and (income)
Wages and salaries	268,410,310	(169,952,896)	(95,709,580)	2,747,834
Direct costs	268,512,918	(154,477,077)	(114,035,841)	—
Commercial costs	144,649,473	(66,568,929)	(78,069,584)	10,960
Supplies, external services and other expenses	284,985,837	(154,644,946)	(129,478,848)	862,043
Indirect taxes	55,258,775	(44,423,992)	(10,327,273)	507,510
Provisions and adjustments	27,448,739	(20,389,692)	(7,057,997)	1,050
Depreciation and amortisation	345,091,016	(160,815,624)	(184,212,196)	63,196
Post retirement benefits costs	12,311,775	(1,796,635)	(10,515,140)	—
Curtailment costs	127,573,061	—	(127,573,061)	—
Losses (gains) on disposal of fixed assets, net	(745,033)	34,474	697,001	(13,558)
Other operating expenses, net	(59,451,658)	(2,126,900)	(64,450,716)	(126,029,274)
Income before financial results and taxes	65,775,600	(29,871,441)	85,946,080	121,850,239
Net interest expenses	146,966,867	(83,023,332)	(68,605,889)	(4,662,354)
Equity in earnings of joint ventures	—	42,093,374	424,361	42,517,735
Equity in earnings of associated companies, net	(335,857,358)	317,514	335,539,844	—
Net other financial losses	24,013,122	(7,135,874)	89,100	16,966,348
Income taxes	(36,930,625)	14,942,451	20,080,004	(1,908,170)
Net income from continuing operations	267,583,594	2,934,426	(201,581,340)	68,936,680
Net income from discontinued operations	—	—	201,581,340	201,581,340
Net income	267,583,594	2,934,426	—	270,518,020
Attributable to non-controlling interests	10,328,701	2,934,426	—	13,263,127
Attributable to equity holders of the parent	257,254,893	—	—	257,254,893
Earnings per share attributable to the equity holders of the parent
Basic	0.30	—	—	0.30
Diluted	0.29	—	—	0.29

Consolidated Statement of Cash Flows for the six months period ended 30 June 2013	Euro

	Prior to	Adjustments	Discontinued	Restated
	restatement	IFRS 11	operations	statement
OPERATING ACTIVITIES
Collections from clients	3,740,625,945	(2,069,364,748)	(1,671,261,197)	—
Payments to suppliers	(1,609,201,289)	817,866,170	789,320,467	(2,014,652)
Payments to employees	(553,816,162)	329,414,232	217,912,468	(6,489,462)
Payments relating to income taxes	(59,184,795)	35,638,602	24,655,974	1,109,781
Payments relating to post retirement benefits, net	(90,050,855)	10,532,475	79,518,380	—
Payments relating to indirect taxes and other	(748,619,505)	634,666,625	115,449,302	1,496,422
Cash flows from operating activities from continuing operations (1)	679,753,339	(241,246,644)	(444,404,606)	(5,897,911)

INVESTING ACTIVITIES
Short-term financial applications	(87,294,929)	(199,000,138)	240,381,911	(45,913,156)
Interest and related income	64,120,695	(13,880,047)	(42,061,684)	8,178,964
Dividends	25,803,057	59,488,683	(27,012,252)	58,279,488
Financial investments	326,474,618	3,741,648	(330,153,746)	62,520
Tangible and intangible assets	(739,056,147)	389,075,262	349,994,566	13,681
Other investing activities	1,037,765	(1,506,304)	468,539	—
Cash flows from investing activities related to continuing operations (2)	(408,914,941)	237,919,104	191,617,334	20,621,497

FINANCING ACTIVITIES
Loans obtained	1,554,191,930	7,887,134,334	(9,441,326,264)	—
Loans repaid	(1,544,170,635)	(7,864,556,572)	9,408,727,207	—
Interest and related expenses	(366,590,514)	123,823,261	242,767,253	—
Dividends	(311,454,823)	8,852,426	17,943,834	(284,658,563)
Other financing activities	(27,744,892)	28,255,574	(510,682)	—
Cash flows from financing activities related to continuing operations (3)	(695,768,934)	183,509,023	227,601,348	(284,658,563)

Cash and cash equivalents at the beginning of the period	2,507,099,156	(518,302,018)	—	1,988,797,138
Change in cash and cash equivalents from continuing operations (4)=(1)+(2)+(3)	(424,930,536)	180,181,483	(25,185,924)	(269,934,977)
Change in cash and cash equivalents from discontinued operations	—	—	25,185,924	25,185,924
Effect of exchange differences	(30,604,738)	17,988,781	—	(12,615,957)
Cash and cash equivalents of non-current assets held for sale	(27,302,435)	27,302,435	—	—
Cash and cash equivalents at the end of the period	2,024,261,447	(292,829,319)	—	1,731,432,127

In addition to the changes in accounting policies referred to above, following Oi’s share capital increase on 5 May 2014, Portugal Telecom changed the recognition criteria of the investment in Oi from the equity method of accounting to held for distribution to owners in accordance with the provisions of IFRS 5 (Note 16), and accordingly measured this investment at fair value based on the price of Oi shares, since that fair value is lower than the previous carrying amount. Any future distribution would be subject to formal approval by the Board of Directors of Portugal Telecom, the shareholders of Portugal Telecom at a meeting convened for that purpose, and other conditions. Regarding the recognition of changes in fair value of this investment, as mentioned below, changes attributable to the appreciation or depreciation of the Brazilian Real against the Euro are recorded directly under the Statement of Comprehensive Income as foreign currency translation adjustments and the remaining changes are recorded in the Income Statement.

4.                  Exchange rates used to translate foreign currency financial statements

As at 30 June 2014 and 31 December 2013, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	30 June 2014	31 Dec 2013
Brazilian real	3.0002	3.2576
US dollar	1.3658	1.3791

During the six-month periods ended 30 June 2014 and 2013, income statements of subsidiaries, associated companies and joint ventures expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	1H14	1H13
Brazilian real	3.1499	2.6683
US dollar	1.3703	1.3134

5.                  Wages and salaries

The composition of this caption during the six and three-month periods ended 30 June 2014 and 2013 is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Fixed and variable remuneration	5,001,400	5,622,477	2,227,862	2,581,608
Social security	1,443,253	296,537	1,092,029	119,099
Health care benefits related to active employees	24,172	24,538	3,194	5,626
Training	15,759	1,447	3,394	1,422
Other	38,672	50,426	13,866	40,079
	6,523,256	5,995,425	3,340,345	2,747,834

6.                  Supplies, external services and other expenses

The composition of this caption during the six and three-month periods ended 30 June 2014 and 2013 is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Specialized work	3,566,051	1,207,990	2,975,968	533,215
Support services	11,031	14,581	4,316	9,533
Insurance	231,169	257,058	115,627	127,638
Operating leases	176,506	9,825	176,506	4,491
Other	417,680	320,076	153,743	187,166
	4,402,437	1,809,530	3,426,160	862,043

Higher costs in the three months period ended 30 June 2014 reflect certain consultancy and legal fees incurred in connection with the ongoing business combination between Portugal Telecom and Oi.

7.                  Indirect taxes

The composition of this caption during the six and three-month periods ended 30 June 2014 and 2013 is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Value added tax	1,703,534	727,918	1,122,285	450,217
Other	58,912	93,575	170	57,293
	1,762,446	821,493	1,122,455	507,510

8.                  Net other gains

In the six-month periods ended 30 June 2014 and 2013, net other gains amounted to Euro 922.237 and Euro 125,999,021, respectively. In the six months period ended 30 June 2013, this caption includes mainly a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized.

9.                  Net interest income

In the six and three-month periods ended 30 June 2014 and 2013, the composition of this caption is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Interest expense
Related to loans obtained and financial instruments	525,466	1,155,415	150,445	580,899
Interest income
Related to cash and cash equivalents	(10,614,745)	(8,611,662)	(3,819,137)	(4,833,369)
Other	(368,682)	(651,535)	—	(409,884)
	(10,457,961)	(8,107,782)	(3,668,692)	(4,662,354)

10.           Net other financial expenses

In the six and three-month periods ended 30 June 2014 and 2013, the composition of this caption is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Bank commissions and expenses	9,913,891	12,682,394	3,395,917	6,577,493
Other (i)	8,636,866	2,812,849	9,365,943	2,490,035
	18,550,757	15,495,243	12,761,860	9,067,528

(i)             In the three months period ended 30 June 2014, this caption includes financial expenses incurred in connection with the business combination with Oi, namely financial taxes (IOF) paid in Brazil due to the transfer of funds from Portugal.

11.           Income taxes

In the six and three-month periods ended 30 June 2014 and 2013, the composition of this caption is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Income tax-current	(6,390,526)	2,918,508	(4,312,240)	(2,487,492)
Deferred taxes	1,918,252	1,416,287	1,148,653	579,322
	(4,472,274)	4,334,795	(3,163,587)	(1,908,170)

The composition of deferred tax assets and liabilities as at 30 June 2014 and 31 December 2013 is as follows:

Euro

	30 Jun 2014	31 Dec 2013
Deferred tax assets
Post-retirement benefits	—	288,222,361
Tax losses carryforward	—	208,913,360
Provisions and adjustments	—	56,620,020
Other	1,429,622	11,139,177
	1,429,622	564,894,918
Deferred tax liabilities
Revaluation of fixed assets	—	148,113,148
Financial instruments	—	13,143,452
Other	1,740,804	82,568,093
	1,740,804	243,824,693

The reduction in total deferred tax assets reflects mainly the deferred tax assets from discontinued operations as at 5 May 2014 (Euro 341 million), which were no longer consolidated as from that date, and the write-off of deferred tax assets relating to tax losses (Euro 208 million). These deferred tax assets relating to tax losses were recorded at Portugal Telecom holding company in connection with the special regime for the taxation of groups of companies. This write-off was included under the results of discontinued operations as those tax losses became non-recoverable following the discontinuing of the businesses that supported the tax consolidation group.

The reduction in total deferred tax liabilities reflects mainly the deferred tax liabilities from discontinued operations as at 5 May 2014 (Euro 229 million), which were no longer consolidated as from that date, and the reversal of a deferred tax liability of Euro 13 million recorded at Portugal Telecom corresponding to the tax effect on the convertible option included in the exchangeable bond that was also contributed to the Oi share capital increase.

12.           Discontinued operations

As mentioned in Note 1, Portugal Telecom contributed the majority of its businesses to the Oi share capital increase on 5 May 2014. As a result, revenues and costs of these businesses in the period between 1 January and 5 May 2014 and in the six and three-month periods ended 30 June 2013 were presented under the caption “Net income from discontinued operations”. In addition, this caption also includes the gain recorded in connection with the contribution of these businesses to the Oi share capital increase, as explained in Note 1. The detail of this caption is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Net gain recorded in connection with the contribution of PT Assets to Oi’s share capital increase in exchange for an additional interest in Oi (Note 1)	701,378,600	—	701,378,600	—
Net income before non-controlling interests of businesses contributed to Oi share capital increase (i)	(217,307,370)	259,428,039	(231,996,385)	201,581,340
Net income from discontinued operations	484,071,230	259,428,039	469,382,215	201,581,340

(i)             This caption corresponds to the net income before non-controlling interests of businesses contributed to Oi share capital increase in the period between 1 January and 5 May 2014 and in the six months period ended 30 June 2013. The detail of this caption is presented in the table below.

The composition of the net income before non-controlling interests of businesses contributed to Oi share capital increase in the periods between 1 January and 5 May 2014 and 1 April and 5 May 2014 and in the six and three-month periods ended 30 June 2013 is as follows:

Euro

	1H14	1H13	2Q14	2Q13
Operating revenues	945,500,482	1,452,422,556	255,523,736	734,787,156
Operating costs	834,880,672	1,412,706,975	237,938,405	820,733,235
Income (loss) before financial results and taxes	110,619,810	39,715,581	17,585,331	(85,946,079)
Financial gains (losses) (i)	(73,051,332)	227,635,297	(12,018,418)	267,447,415
Income before income taxes	37,568,478	267,350,878	5,566,913	181,501,336
Provision for income taxes (ii)	(254,875,848)	(7,922,839)	(237,563,298)	20,080,004
Net income (loss) before non-controlling interests of businesses contributed to Oi share capital increase	(217,307,370)	259,428,039	(231,996,385)	201,581,340

(i)             In the three months period ended 30 June 2013, this caption includes a gain of Euro 310 million related to the disposal of the equity investment in CTM.

(ii)          In the three months period ended 30 June 2014, as mentioned in Note 11, this caption includes the write-off of deferred tax assets relating to tax losses, amounting to Euro 208 million.

13.            Earnings per share

Earnings per share for the six and three-month periods ended 30 June 2014 and 2013 were computed as follows:

Euro

		1H14	1H13	2Q14	2Q13
Income (loss) from continuing operations	(1)	(138,832,308)	24,573,506	(109,420,576)	55,673,553
Income from discontinued operations, net of non-controlling interests	(2)	484,071,230	259,428,039	469,382,215	201,581,340
Net income attributable to equity holders of the parent	(3)	345,238,922	284,001,545	359,961,639	257,254,893
Financial costs related to exchangeable bonds (net of tax)	(4)	10,866,947	15,356,814	2,960,255	7,749,799
Net income considered in the computation of the diluted earnings per share	(5)	356,105,869	299,358,359	362,921,894	265,004,692
Weighted average common shares outstanding in the period (i)	(6)	861,528,926	855,028,595	867,884,233	855,028,595
Effect of the exchangeable bonds (ii)		58,131,964	84,175,084	32,375,032	84,175,084
	(7)	919,660,891	939,203,679	900,259,265	939,203,679
Earnings per share from continuing operations
Basic	(1)/(6)	(0.16)	0.03	(0.13)	0.07
Diluted	[(1)+(4)]/(7)	(0.16)	0.03	(0.13)	0.07
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.56	0.30	0.54	0.24
Diluted	(2)/(7)	0.53	0.28	0.52	0.21
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.40	0.33	0.41	0.30
Diluted	(5)/(7)	0.39	0.32	0.40	0.28

(i)                 Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi, which is applicable only up to 5 May 2014, since as from that date the investment in Oi is classified in accordance with the provisions of IFRS 5 and, accordingly, measured at fair value, as a result of which the Company derecognized the related treasury shares held indirectly through the investment in Oi.

(ii)              Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007, applicable up to 5 May 2014 when this financing was transferred to PT Portugal under the Oi share capital increase.

14.           Dividends

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 284,658,563, in relation to 875,872,500 shares, which includes an amount of Euro 6,774,270 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,205 shares held by this entity corresponding to the Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 277,884,293.

On 30 April 2014, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 10.0 cents per share, which was paid on 30 May 2014, amounting Euro 87,587,250, in relation to 875,872,500 shares, which includes an amount of Euro 2,076,949 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,205 shares held by this entity corresponding to the Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 85,510,302.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s shares adjusted by 20,640,000 shares.

15.           Short-term investments

As at 31 December 2013, the composition of this caption is as follows:

Euro

31 Dec 2013
Debt securities (Note 23) (i)	750,000,000
Debentures (ii)	161,820,445
Other short-term investments	2,308,312
914,128,757

(i)                 As at 31 December 2013, this caption includes commercial paper issued by Espírito Santo International in the following amounts: (a) Euro 500 million subscribed by PT Finance on 8 November 2013 that were repaid at maturity, on 10 February 2014, by the corresponding notional amount plus accrued interest; (b) Euro 200 million subscribed by PT Portugal on 29 October 2013 that were repaid at maturity, on 29 January 2014, by the corresponding notional amount plus accrued interest, and (c) Euro 50 million subscribed by PT Finance on 20 November 2013 that were repaid at maturity, on 20 February 2014, by the corresponding notional amount plus accrued interest. These repayments were classified as cash receipts from investing activities of discontinued operations.

(ii)              The debentures as at 31 December 2013, amounting to approximately Euro 162 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. Up to 5 May 2014, debentures included under this caption were repaid and the related proceeds plus the proceeds from the cash capital increases realized by Bratel BV in Bratel Brasil and PTB2 were used to subscribe debentures issued by the controlling shareholders of Oi, as explained in Note 1.

16.            Non-current assets held for distribution to owners

On 28 March 2011, as referred to in Note 1, Portugal Telecom concluded the acquisition process of its investments in Oi and the agreements with the controlling shareholders of these companies. This investment was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders. Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Oi, S.A. and its subsidiaries.

As mentioned in Note 3, as from 5 May 2014, Portugal Telecom recognizes the investment in Oi in accordance with the provisions of IFRS 5. This investment is therefore measured at fair value based on the quote price of Oi shares as at 30 June 2014, which is the best reference of fair value and is lower than the previous carrying amount.

Based on Oi’s stock price for purposes of the share capital increase as at 5 May 2014 (R$ 2.17 per ordinary share and R$ 2.00 per preferred share) and Oi’s stock price as at 30 June 2014 (R$ 2,08 per ordinary share and R$ 1,95 per preferred share), the investment in Oi was valued at Euro 2,244 million (R$ 6,914 million) as at 5 May 2014 and Euro 2,231 million (R$ 6,695 million) as at 30 June 2014.

The reduction in the investment in Oi between 5 May and 30 June 2014, amounting to Euro 13 million, reflects:

•                      A loss of Euro 71 million recorded in the Consolidated Income Statement under the caption “Net losses on financial assets and other investments”, corresponding to the change in the fair value of the investment in Oi due to the reduction in the price of Oi’s shares, totalling R$219 million;

•                      A gain of Euro 58 million recorded directly in other comprehensive income, reflecting the impact of the appreciation of the Brazilian Real against the Euro between 5 May and 30 June 2014.

17.            Investments in joint ventures

As at 31 December 2013, this caption corresponds to the investments in Oi, Contax and its controlling shareholders that prior to 5 May 2014, as mentioned previously, were accounted for by the equity method of accounting, based on Portugal Telecom’s 23.2% economic interest in Oi held prior to the Oi share capital increase.

As at 31 December 2013, the detail of Portugal Telecom’s total investments in joint ventures was as follows:

Euro

2013
Oi	2,013,310,333
Financial Investment (i)	1,254,256,430
Goodwill	759,053,903
Contax	54,251,514
Financial investment	18,246,588
Goodwill	36,004,926
Telemar Participações (ii)	77,907,584
LF (iii)	120,551,271
AG (iii)	124,513,850
CTX	16,181,157
Other	1,531,151
2,408,246,860

(i)                 As at 31 December 2013, this financial investment reflects the Company’s 15.4% direct interest in Oi’s net assets amounting to Euro 8,162 million, the detail of which is presented below.

(ii)              As at 31 December 2013, Portugal Telecom held a 12.1% direct interest in Telemar Participações. The investment in Telemar Participações reflected the 12.1% held its net assets composed by (1) this company’s investment in Oi through a 18.8% direct interest, and (2) its outstanding gross debt totalling Euro 942 million.

(iii)           As at 31 December 2013, Portugal Telecom held a 35% direct interest in both AG and LF. The investments in these companies reflected the 35% share in its net assets composed by (1) their investments in Telemar Participações through a 19.4% direct interest each and in Oi through a 4.25% direct interest each, and (2) their outstanding gross debt, amounting to Euro 196 million for AG and Euro 199 million for LF.

Oi’s net assets presented below are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies. The detail of Oi’s net assets as at 31 December 2013 is as follows:

Euro

2013
Cash and cash equivalents	762,768,814
Short-term investments	163,210,160
Current accounts receivable	3,050,513,483
Current taxes receivable	713,511,917
Current judicial deposits	404,055,634
Goodwill	22,692,638
Tangible assets	8,011,567,784
Intangible assets	8,284,614,390
Post retirement benefits	18,479,119
Deferred taxes	1,867,025,458
Non-current judicial deposits	3,392,355,244
Other	755,899,047
Total assets	27,446,693,688
Short-term debt	1,075,578,550
Current accounts payable	847,752,589
Current accrued expenses	1,014,419,828
Current taxes payable	841,981,404
Current provisions	375,591,309
Medium and long-term debt	9,062,011,675
Non-current taxes payable	849,402,537
Non-current provisions	1,348,916,630
Post retirement benefits	197,557,853
Deferred taxes	1,984,575,960
Other	1,687,211,722
Total liabilities	19,285,000,057
Total net assets	8,161,693,631

Equity in losses of joint ventures, recognized in accordance with the equity method of accounting, amounted to Euro 38 million in the four months period ended 30 April 2014 and Euro 60 million in the six months period ended 30 June 2013. The reduction in these losses reflects mainly (1) a capital gain recorded by Oi in the first quarter of 2014 relating to the disposal of mobile telecommunication towers, amounting to R$ 1,247 million (equivalent to approximately Euro 60 million corresponding to Portugal Telecom’s share, net of taxes), and (2) lower interest expenses from Oi’s controlling shareholders, which in 2014 relate to only four months as compared to six months in 2013. These effects were partially offset by higher interest costs, higher net other financial expenses and lower revenues at Oi.

18.            Tangible and Intangible Assets, including Goodwill

Euro

	30 June 2014	31 Dec 2013
Tangible assets	190,404	3,438,479,384
Intangible assets	—	717,703,676
Goodwill	—	380,616,265
	190,404	4,536,799,325

The decrease of Euro 4,537 million in total tangible and intangible assets, including goodwill, reflects primarily:

•                      Capital expenditures of discontinued operations between 1 January and 5 May 2014, amounting to Euro 130 million;

•                      Depreciation and amortization costs of discontinued operations between 1 January and 5 May 2014, amounting to Euro 231 million;

•                      The carrying value of total tangible and intangible assets (including goodwill) of discontinued operations as at 5 May 2014, amounting to Euro 4,433 million, which were transferred to Oi under its share capital increase (Note 1).

19.           Post retirement benefits

As at 31 December 2013, the projected post retirement benefits obligations, which relate to pension complements and healthcare benefits, totaled Euro 494 million and the fair value of plan assets amounted to Euro 386 million. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 852 million, resulting in net benefits obligations of Euro 959 million as at 31 December 2013.

These obligations were transferred to Oi in connection with its share capital increase and amounted to Euro 871 million as at 5 May 2014, a reduction of Euro 88 million compared to the balance as at 31 December 2013, reflecting payments of salaries to suspended and pre-retired employees (Euro 50 million), payments of healthcare expenses (Euro 7 million) and net actuarial gains recorded in the period (Euro 28 million), partially offset by post retirement benefits costs amounting to Euro 7 million. Net actuarial gains reflected the difference between the actual and estimated return on plan assets.

20.           Debt

As at 30 June 2014 and 31 December 2013, this caption consists of:

Euro

	30 June 2014		31 Dec 2013
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	—	743,011,847	—
Bonds	—	—	—	4,731,260,092
Bank loans
External loans	—	—	103,868,391	949,281,957
Domestic loans	—	—	5,111,006	175,039,738
Liability related to equity swaps on treasury shares	—	—	73,210,079	—
Commercial paper	—	—	542,000,000	—
Leasings	75,836	70,382	24,729,526	23,579,646
Other financings	—	—	45,611	—
	75,836	70,382	1,491,976,460	5,879,161,433

The reduction in this caption reflects:

•                      An increase in the outstanding amount due under commercial paper programmes during the period between 1 January and 5 May 2014;

•                      The total gross debt amounting to Euro 8,051 million that was contributed to Oi on 5 May 2014 as part of PT Assets in connection with Oi’s share capital increase subscribed by Portugal Telecom;

•                      The repayment of the liability related to equity swaps on treasury shares following the physical exercise of these contracts on 7 May 2014, through cash that remained at Portugal Telecom after the Oi share capital increased for that purpose. Following this repayment, Portugal Telecom holds directly 20,640,000 of its own shares and as a result recorded a non-distributable reserve for the acquisition cost of those shares, amounting to Euro 178,071,827.

21.           Provisions

As at 30 June 2014, this caption corresponds mainly to provisions for income tax contingencies. The reduction compared to 31 December 2013 reflects the provisions from discontinued operations as at 5 May 2014 (Euro 54 million) that were transferred to Oi in connection with its share capital increase.

22.           Consolidated Statement of Cash Flows

(a)             Short-term financial applications

These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash receipts amounted to Euro 187,994,255 in the six months period ended 30 June 2014, compared to net cash payments of Euro 45,913,156 in the same period of last year. In the first half of 2014, net cash receipts relate mainly to the settlement of outstanding applications by Bratel Brasil up to 5 May 2014, when it used the proceeds from these applications together with the proceeds from a share capital increase realised by Bratel BV to subscribe a portion of the convertible debentures issued by certain entities that directly or indirectly control AG and LF, as mentioned in Note 1.

(b)             Cash receipts resulting from dividends received

This caption corresponds to dividends received from Oi in the six months period ended 30 June 2013.

(c)              Payments resulting from financial investments

This caption corresponds to the total amount of R$ 4,788 million (Euro 1,555 million) paid by Bratel Brasil and PTB2 to subscribe debentures convertible into shares of certain companies that directly or indirectly control AG and LF, the proceeds of which were ultimately used by AG and LF to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, that also used the related proceeds to repay its own indebtness, as explained in more detail in Note 1.

(d)             Change in cash and cash equivalents from discontinued operations

In the six-month periods ended 30 June 2014 and 2013, the composition of this caption is as follows:

Euro

	1H14	1H13
Operating activities	145,752,202	444,404,606
Investing activities	(241,193,564)	(191,617,334)
Financing activities	467,018,223	(227,601,348)
	371,576,861	25,185,924

Cash flows from discontinuing operations in the six-month period ended 30 June 2014 correspond mainly to the cash flows up to 5 May 2014 from the businesses discontinued and contributed to the Oi share capital increase on that date, as compared to cash flows for a six months period in 2013, which explains the lower cash flows from operating activities.

The increase in cash flows from investing activities reflect the proceeds received in June 2013 in connection with the sale of the equity investment in CTM (Euro 336 million), as referred to in Note 12, partially offset by lower payments resulting from capital expenditures reflecting the decreased investments as a result of strong investments in past years, both on FTTH and 4G-LTE networks.

The change in cash flows from financing activities reflects mainly the cash proceeds resulting from the increase in outstanding commercial paper due, as mentioned in Note 20, while in the same period of last year total gross debt remained broadly stable.

(e)              Cash and cash equivalents at the end of the period

As at 30 June 2014 and 31 December 2013, the composition of this caption is as follows:

Euro

	30 Jun 2014	31 Dec 2013
Cash	2,000	10,526,405
Demand deposits	353,452	94,713,210
Time deposits (i)	106,055,000	1,455,485,775
Other bank deposits	3,284,415	98,225,124
	109,694,867	1,658,950,514

(i)        As at 30 June 2014, time deposits were recorded at Portugal Telecom and deposited in Banco Espírito Santo. In July 2014, Portugal Telecom used the proceeds from these time deposits to constitute new ones in different financial institutions (Note 23.b).

23.           Related parties and Shareholders

a) Associated companies and joint ventures

Portugal Telecom maintained influence over the companies identified below until Oi’s share capital increase on 5 May 2014, when it contributed to Oi its 100% interest in PT Portugal, including the indirect investments in these associated companies. Therefore, since as at 30 June 2014 Portugal Telecom no longer has a direct interest in those associated companies, the tables below present the balances as at 31 December 2013 between Portugal Telecom Group and its associated companies and joint ventures, and the transactions between Portugal Telecom Group and those same entities occurred during the four months period ended 30 April 2014, prior to Oi’s share capital increase, and the six months period ended 30 June 2013:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Jun 2014	31 Dec 2013	30 Jun 2014	31 Dec 2013	30 Jun 2014	31 Dec 2013
Joint ventures	—	4,685,059	—	24,796	—	—
International companies:
Unitel	—	238,241,859	—	2,638,599	—	—
Multitel	—	6,265,431	—	229,884	—	915,058
Other	—	646,420	—	—	—	—
Domestic companies:
Páginas Amarelas (ii)	—	173,050	—	1,325,856	—	—
PT-ACS	—	3,372,065	—	3,103,827	—	—
Fundação PT	—	341,983	—	—	—	—
Sportinveste Multimédia	—	56,864	—	226,993	—	32,282,861
Siresp	—	28,024	—	5,860	—	1,260,909
Other	—	410,491	—	1,129,313	—	2,392,443

	—	254,221,246	—	8,685,128	—	36,851,271

Euro

	Costs		Revenues		Interest charged
Company	4M14	1H13	4M14	1H13	4M14	1H13
Joint ventures	1,035,361	158,729	4,178,146	5,444,912	—	—
International companies:
Unitel	2,579,292	2,602,248	4,542,112	6,389,728	—	—
Multitel	62,348	153,575	476,471	888,360	—	—
CTM (i)	—	75,185	—	52,251	—	—
Other	—	13,892	—	18	—	—
Domestic companies:
Páginas Amarelas (i)	—	11,235,012	—	1,664,209	—	—
PT-ACS	3,910,991	3,907,113	—	1,418,521	—	—
Sportinveste Multimédia	143,441	496,060	58,727	94,730	10,798	16,584
Siresp	—	—	6,490,862	7,502,331	16,738	30,126
Other	229,762	370,864	1,297,778	2,069,560	40,058	64,155

	7,961,195	19,012,678	17,044,096	25,524,620	67,594	110,865

(i)        The investments in Páginas Amarelas and CTM were disposed of in January 2014 and June 2013, respectively.

b) Shareholders

As at 30 June 2014 and 31 December 2013, the Company has not identified entities that in accordance with the provisions of IAS 24 would be classified as related parties, except for those already mentioned in Note 23.a). Nevertheless, the Company believes that is relevant to disclose the balances outstanding and transactions occurred with its main shareholders, namely those that have a qualified interest above 2% in Portugal Telecom’s share capital, and all entities reported by those shareholders as their related parties. The tables below present the balances as at 30 June 2014 and 31 December 2013 and the transactions occurred during the six-month periods ended 30 June 2014 and 2013 between Portugal Telecom Group and those entities identified as related parties:

Euro

	30 Jun 2014	31 Dec 2013
	Cash	Accounts	Accounts	Cash	Short-term	Loans and
Shareholder	equivalents (i)	receivable	payable	equivalents (i)	investments (ii)	financings (iii)
GES	106,180,068	1,428,622	—	1,402,888,437	750,000,000	14,517,265
Visabeira	—	34,768,339	20,322,411	—	—	—
Controlinveste	—	463,937	8,545,056	—	—	—
Ongoing	—	268,962	389,724	—	—	—
	106,180,068	36,929,860	29,257,191	1,402,888,437	750,000,000	14,517,265

(i)                      Cash equivalents as at 30 June 2014 and 31 December 2013 include mainly term deposits in Banco Espírito Santo and Banco Espírito Santo Investimento (Note 22.e).

(ii)                   Short-term investments as at 31 December 2013 correspond to debt securities issued by Espírito Santo International (Note 15).

(iii)                In addition, Portugal Telecom issued commercial paper amounting to Euro 200 million as of 31 December 2013 that BES commercialized to other investors. Portugal Telecom is not informed about who those investors are.

Euro

	1H14 (i)			1H13
	Revenues	Costs	Net interest	Revenues	Costs	Net interest
Shareholder	and gains	and losses	income	and gains	and losses	income
GES	4,667,477	4,658,740	13,772,609	7,797,087	7,494,074	23,211,769
Caixa Geral de Depósitos (ii)	—	—	—	9,686,252	1,990,537	(1,271,778)
Visabeira	2,245,730	22,608,561	—	4,653,735	35,910,553	—
Controlinveste	712,744	19,898,270	—	1,273,940	25,192,553	—
Ongoing	143,861	1,228,160	—	255,897	1,714,692	—
UBS	—	—	(15,000)	20	—	(22,500)
	7,769,812	48,393,731	13,757,609	23,666,931	72,302,409	21,917,491

(i)                      As referred to above, this caption reflects mainly the transactions occurred up to 5 May 2014, since as from that date Portugal Telecom no longer controls the entities that were contributed to the Oi share capital increase and that were responsible for the majority of the transactions with shareholders.

(ii)                   Caixa Geral de Depósitos does not have a qualified interest above 2% in Portugal Telecom since 25 October 2013.

c) Other

The following amounts were paid to board members and key employees:

•                  In the six months period ended 30 June 2014, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 2.56 million.

•                  In the six months period ended 30 June 2014, variable remunerations relating to the year 2013 and other compensation paid to executive board members totalled Euro 4.69 million.

•                  After the Remunerations Committee assessed that the criteria established in the remunerations policy had been fully complied with, a total amount of Euro 4.89 million was paid to executive board members in the three months period ended 30 June 2014 regarding the 50% portion of the 2010 variable remunerations that had been deferred for a three year period.

•                  During the six months period ended 30 June 2014, key members of Portugal Telecom’s management received fixed and variable remunerations amounting to Euro 1.0 million and Euro 0.3 million, respectively.

24.           Subsequent events

On 16 July 2014, following the non-repayment by Rioforte of the Euro 847 million treasury applications (the remaining Euro 50 million were also not repaid on 17 July 2014) subscribed by the PT Portugal and its subsidiaries on the respective maturity dates, Portugal Telecom and Oi announced that they remained committed to the full completion of their business combination and have signed a new Memorandum of Understanding (“MoU”). On 28 July 2014, Portugal Telecom and Oi reached an agreement on the final terms of the key contracts following the MoU. The execution of the definitive documentation is subject to approval by the General Shareholders Meeting of Portugal Telecom (scheduled for 8 September 2014), the Board of Directors of Oi and Comissão de Valores Mobiliários in Brazil. The documentation establishes that:

•                  Portugal Telecom will exchange (“Exchange”) with Oi the Euro 897 million treasury applications in Rio Forte Investments for 16.9% of Oi share capital, represented by 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

•                  Portugal Telecom will be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which will be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call on the Oi Call Shares will become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that Portugal Telecom has the right to call will be reduced by 10% at the end of the 1st year and by 18% per year thereafter;

•                  Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

•                  Portugal Telecom can only acquire Oi or CorpCo shares through the exercise of the Call;

•                  The Call would be cancelled should (i) Portugal Telecom’s bylaws be voluntarily amended to remove the 10% voting limitation, (ii) Portugal Telecom act as a competitor to Oi, or (iii) Portugal Telecom breach certain obligations under the definitive documentation; and

•                  The contracts will be executed as soon as all corporate approvals have been obtained and the Exchange is subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed on or before March 2015.

The terms of the agreements to be submitted by the Board to the General Shareholders Meeting will also include an agreed alternative structure to the incorporation of Portugal Telecom into CorpCo, as previously announced, aimed at achieving the following objectives:

•                  Allow for the merger of Oi and CorpCo and migration to the Novo Mercado to be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisboa and NYSE;

•                  Subject to shareholder approval at a General Shareholders Meeting to be specifically convened for such purpose, Portugal Telecom shareholders will receive all shares of CorpCo held by Portugal Telecom, corresponding to the ownership interest in CorpCo of 25.6%, adjusted for the treasury shares resulting from the execution of the Exchange, and prior to any exercise of the Call; and

•                  Portugal Telecom to remain listed with the interest in the Rioforte debt and the Call as its only material asset.

Since 30 June 2014, the price of Oi’s shares experienced a significant reduction. As of 27 August 2014, the price of Oi’s ordinary and preferred shares was R$1.49 and R$1.43, respectively, and as a result the Company’s investment as of that date amounted to Euro 1,637 million.

Independent auditors report

Deloitte & Associados, SROC S.A.
lnscrição na OROC n° 43
Registo na CMVM n° 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

LIMITED REVIEW REPORT ON THE HALF YEAR CONSOLIDATED FINANCIAL INFORMATION PREPARED BY AN AUDITOR REGISTERED IN THE SECURITIES MARKET COMMISSION (COMISSÃO DO MERCADO DE VALORES MOBILIÁRIOS)

(Translation of a report originally issued in Portuguese)

Introduction

1.              For the purposes of the Securities Market Code (Código dos Valores Mobiliários) we hereby present our limited review report on the consolidated financial information of Portugal Telecom, SGPS, S.A. (“the Company”), for the six month period ended 30 June 2014 included in the Board of Directors’ Report, in the consolidated statement of financial position (that presents a total of 2,349,368,793 Euros and shareholders’ equity of 2,291,193,942 Euros, including a consolidated net profit attributable to shareholders of the Company of 345,238,922 Euros), in the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the six month period then ended and in the corresponding notes.

2.              The amounts in the financial statements, as well as the additional financial information, were extracted from the accounting records of the companies included in the consolidation, subsequently adjusted in the consolidation process to be in accordance with the International Financial Reporting Standards as endorsed by the European Union.

Responsibilities

3.              The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial information that presents a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with the International Financial Reporting Standards as endorsed by the European Union for Interim Financial Reporting (IAS 34), and that is complete, true, actual, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of appropriate systems of internal control; and (v) informing of any significant facts that have influenced their operations, financial position, results or comprehensive income.

4.              Our responsibility is to verify the consolidated financial information contained in the documents referred to above, namely if, in all material respects, it is complete, true, actual, clear, objective and licit, as required by the Securities Market Code, and issue a professional and independent report which provides moderate assurance on that consolidated financial information, based on our work.

Scope

5.              Our work had the objective of obtaining moderate assurance about whether the financial information referred to above is exempt from material misstatements. Except for the scope limitation referred to in paragraph 8 below, our work was performed in accordance with the Technical Review/Audit Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), was planned in accordance with that objective and consisted principally of (a) enquiries and analytical procedures to review: (i) the reliability of the assertions included in the consolidated financial information; (ii) the adequacy of the accounting policies adopted, taking into consideration the circumstances and their consistent application; (iii) the applicability, or not, of the going concern concept; (iv) the presentation of the consolidated financial information; and (v) if, in all material respects, the consolidated financial information is complete, true, actual, clear, objective and licit , as required by the Securities Market Code; and (b) substantive tests to the significant and unusual transactions.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311 Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

6.              Our work also included verifying the consistency of the consolidated financial information included in the Board of Directors’ Report with the remaining documents referred to above.

7.              We believe that our work provides a reasonable basis for issuing this Limited Review Report on this half year consolidated information.

Qualification

8.              As explained in Note 1 to the consolidated financial statements, on 5 May 2014 the Company participated in the capital increase of Oi, S.A. (“Oi” — a Brazilian company), through the contribution in kind of the net assets of PT Portugal, SGPS, S.A. (“PT Portugal”), valued for this purpose by an independent entity in 1,854 million Euros, the Company having recognized a net gain of 493 million Euros and becoming a 39.7% shareholder of Oi, the fair value of which at that date was 2,244 million Euros. On 30 June 2014, this investment was recorded in the accompanying consolidated statement of financial position at its market value as of that date in the amount of 2,231 million Euros which, as explained in Note 24, devaluated by 594 million Euros up to 27 August 2014. After 30 June 2014, became publicly known the financial difficulties of Banco Espírito Santo (“BES”), a shareholder that has a 10.06% interest in the Company’s capital and which by decision of the Bank of Portugal, entered into a restructuring and recapitalization process, and some of the companies of the Espírito Santo Group (“GES”), including Rio Forte Investments, S.A. (“Rio Forte”), with headquarters in Luxembourg, which on 29 July 2014 had its request for the controlled management regime, due to its inability to comply with its financial commitments, approved by the courts of that country. The net assets contributed in the above mentioned capital increase included shares representing 2.1% of the share capital of BES valued at that date at 112 million Euros and debt securities of Rio Forte acquired in April 2014 by PT Portugal and its subsidiaries of 897 million Euros, that were not repaid on their maturity dates of 15 and 17 July 2014. Following the default of Rio Forte, the Boards of Directors of the Company and Oi on 28 July 2014 announced an agreement that establishes the return of these debt securities by Oi to the Company and the transfer by the Company to Oi of shares representing 16.9% of Oi share capital, and was granted to the Company an option to repurchase those shares under pre-defined conditions (Note 24). However, as disclosed to the markets, this agreement is subject to the approval by the Company’s shareholders, the capital market regulators and the specific corporate bodies of the companies involved. The above mentioned shows evidence of uncertainties which we consider to be significant regarding facts existing at 30 June 2014, the outcome and impact of which on the accompanying consolidated financial statements as of 30 June 2014 we are unable to predict at the present date.

Qualified negative assurance

9.              Based on our work, which was performed with the objective of obtaining moderate assurance, except for the effect of the adjustments that might have been necessary in the absence of the scope limitation referred to in paragraph 8 above, nothing came to our attention that leads us to believe that the consolidated financial information for the six month period ended 30 June 2014, referred to in paragraph 1 above, of Portugal Telecom, SGPS, S.A., is not exempt from material misstatements that affect its conformity with the International Financial Reporting Standards as endorsed by the European Union for Interim Financial Reporting (IAS 34), and that, in accordance with the definitions included in the standards referred to in paragraph 5 above, is not complete, true, actual, clear, objective and licit.

2

Emphasis of a matter

10.       As referred to in Note 3, the Company restated its financial statements for the six month period ended 30 June 2013 presented for comparative purposes by: (i) the early adoption of IFRS 11 - Joint arrangements and (ii) presenting the revenues, costs and cash flows of the businesses contributed in kind in the Oi´ share capital increase under the caption of discontinued operations, according with the provisions of IFRS 5 — Non-Current assets held for sale and discontinued operations.

Lisbon, 29 August 2014

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

3

Additional information to shareholders

Listing

PT shares are listed in the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 30 June 2014, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 36,030,002 ADRs registered on the same date, representing 4.0% of PT’s total share capital.

As at 30 June 2014, PT’s statement of financial position reflected 20,640,000 own shares and thus PT’s total number of shares outstanding was 875,872,500.

Stock market data

	1H14	1H13
As at 30 June
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	875,872,500	855,028,595
Price (Euro)	2.676	2.990
Market capitalisation (Euro million)	2,399	2,681
Price / transactions
High (Euro)	3.600	4.430
Low (Euro)	2.636	2.820
Volume (million of shares)	832	624
Traded Value (Euro million)	2,535	2,347
Performance
Portugal Telecom	(15.3)%	(20.2)%
PSI-20	3.7%	(1.7)%
DJ Stoxx Telecom Europe	0.8%	4.7%

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.